Exhibit 99.6

JOINT DISCLOSURE BOOKLET

FORMING PART OF THE MANAGEMENT INFORMATION CIRCULARS

RELATING TO SPECIAL MEETINGS OF SHAREHOLDERS

OF

PEAK GOLD LTD., NEW GOLD INC. AND METALLICA RESOURCES INC.

REGARDING A BUSINESS COMBINATION

AMONG SUCH COMPANIES

THIS JOINT DISCLOSURE BOOKLET FORMS A PART OF EACH OF THE MANAGEMENT INFORMATION CIRCULARS REFERRED TO ABOVE AND SHOULD BE READ IN CONJUNCTION WITH THEM.
THE CIRCULARS CONTAIN DISCLOSURE AND STATEMENTS FORMING PART OF AND DIRECTLY RELEVANT TO THIS JOINT DISCLOSURE BOOKLET

Dated as of May 16, 2008

JOINT DISCLOSURE BOOKLET

This is the joint disclosure booklet (the “Joint Disclosure Booklet”) of Peak Gold Ltd. (“Peak”), New Gold Inc. (“New Gold”) and Metallica Resources Inc. (“Metallica”) dated as of May 16, 2008 which contains the following schedules:

Schedule “A”                                Information Concerning the Combined Company after the Transaction
Schedule “B”                                Information Concerning Peak Gold Ltd.
Schedule “C”                                Information Concerning New Gold Inc.
Schedule “D”                                Information Concerning Metallica Resources Inc.
Schedule “E”                                Summary of the Business Combination Agreement
Schedule “F”                                Pro Forma Financial Statements of the Combined Company

Any capitalized terms not otherwise defined herein shall have the respective meanings ascribed to such terms in the management information circular of which this Joint Disclosure Booklet forms a part.

SCHEDULE “A”

INFORMATION CONCERNING THE COMBINED COMPANY AFTER THE TRANSACTION

On completion of the Transaction, both Peak and Metallica will become wholly-owned subsidiaries of New Gold and New Gold (the “Combined Company”) will continue the operations of Peak, New Gold and Metallica on a combined basis.  New Gold will continue to be governed by the laws of British Columbia.

The business and operations of the Combined Company will be managed from Peak’s current head office located at Suite 3110, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

On completion of the Transaction, the Combined Company’s primary mineral properties will consist of the following:

•	a 100% interest in the Amapari Mine located in Brazil (held by Peak);

•	a 100% interest in the Peak Mines located in Australia (held by Peak);

•	a 100% interest in the New Afton Project located in Canada (held by New Gold);

•	a 100% interest in the Cerro San Pedro Mine located in Mexico (held by Metallica); and

•	a 30% interest in the El Morro Project located in Chile (held by Metallica).

DESCRIPTION OF MINERAL PROPERTIES

The following are brief descriptions of each of the above mineral properties.  Further information regarding such properties can be found in the Peak AIF, the New Gold AIF, the Metallica Annual Report and the El Morro MCR (as defined in Schedule D), respectively, incorporated by reference herein.  See “Documents Incorporated by Reference” and each of Schedules B, C and D to this Joint Disclosure Booklet.

Amapari Mine, Brazil

The Amapari Mine is located in Amapá State in northern Brazil, approximately 135 kilometres directly northwest (220 kilometres by road) of the state capital of Macapá (population of approximately 300,000), a port city on the north bank of the Amazon River estuary.  Commercial production commenced in January 2006.  The property comprises an open pit mine and heap leach plant for exploitation and processing of gold ore at a capacity of 2.5 million tonnes per annum.  Conventional open pit mining techniques using a shovel/truck operation are employed.  The heap leach process utilizes an on/off heap leach pad, using a stacker and reclaimer.  The current life-of-mine plan shows production from current oxide Ore Reserves until mid-2009.

Peak Mines, Australia

The Peak Mines (comprised of the New Cobar, Chesney, New Occidental, Peak and Perseverance deposits) is situated in the vicinity of Cobar which is located approximately 600 kilometres (710 kilometres by road) northwest of Sydney, New South Wales, Australia.  The Peak Mines is a medium-sized gold mining operation that commenced production in 1992.  All production is subject to a royalty payable to the State of New South Wales at a net effective rate of 3% of gross revenue.  Principal mining activities are conducted at the Peak Mines site with an underground mine and processing facility.  The mine plan based on mineral reserves is sufficient for three years of mine life.  The Peak Mines has an active drilling and development program that has provided for annual conversion of resources to reserves during the 15 year history of the mine.  Peak believes that the mine life can be extended for a further eight years by mining material currently classified as inferred mineral resources that are too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that Peak’s operational life-of-mine plan will be realized.

New Afton Project, Canada

The New Afton Project is located 10 kilometres from the centre of Kamloops (population of approximately 80,000) in south central British Columbia and it is directly accessible from the Trans-Canada Highway.  New Afton is to be an underground mine, which is to produce an annual average of approximately 78 million pounds of copper and 82,000 ounces of gold.  The current schedule indicates that the mill will be completed in the fourth quarter of 2009 with treatment of ore commencing before the end of 2009.  Mine production is planned to increase throughout 2010 and attain an annualized production rate of 4 million tonnes per year by 2011.

Cerro San Pedro Mine, Mexico

The Cerro San Pedro Mine is located in central Mexico, 20 kilometres outside the state capital city of San Luis Potosí.  The Cerro San Pedro Mine is an open pit mine that commenced commercial production in mid-2007 and is currently mining at full mine plan production rates of 63,000 tonnes per day.  Average annual precious metal production over the ten-year mine life is currently projected to be approximately 89,300 ounces of gold and 2.1 million ounces of silver.

El Morro Project, Chile

The El Morro Project (3,600 hectares) is located approximately 650 kilometres north of Santiago and approximately 80 kilometres east of the city of Vallenar in northern Chile, along one of the most prolific copper belts in the world.  Pursuant to an exploration agreement between Metallica and Falconbridge Limited (now Xstrata Plc.), Xstrata has earned a 70% interest in the project.  The exploration agreement calls for Xstrata to complete a feasibility study by January 2008 (completed as described in the El Morro MCR) and, if requested by Metallica, fund 70% of Metallica’s 30% of the capital needed to develop a mine in the event of a production decision.  Two principal zones of copper-gold mineralization referred to as the El Morro area and La Fortuna area have been identified to date.  Estimated mineral reserves are 6.7 million ounces of gold and 5.7 billion pounds of copper (on a 100% basis) as at March 2008.

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SUMMARY OF MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

CIM Standards Definitions

The estimated mineral resources and mineral reserves for the New Afton Project, the Cerro San Pedro Mine and the El Morro Project have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions Adopted by CIM Council on December 11, 2005 (the “CIM Standards”) which were adopted by the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).  The following definitions are reproduced from the CIM Standards:

The term “Mineral Resource” means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.  Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The term “Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term “Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

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The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

JORC Code Definitions

The estimated mineral resources and ore reserves for the Amapari Mine and the Peak Mines have been calculated in accordance with the current (1999) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”), the Australian worldwide standards.  The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101.  The following definitions are reproduced from the JORC Code:

The term “Mineral Resource” means a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form and quantity that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.  Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence.  It is inferred from geological evidence and assumed but not verified geological and/or grade continuity.  It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence.  It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.  The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence.  It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.  The locations are spaced closely enough to confirm geological and/or grade continuity.

The term “Ore Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource.  It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors.  These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

The term “Probable Ore Reserve” means the economically mineable part of an Indicated, and in some circumstances Measured Mineral Resource.  It includes diluting materials and allowances for losses which may occur when the material is mined.  Appropriate assessments, which may include feasibility

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studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors.  These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The term “Proved Ore Reserve” means the economically mineable part of a Measured Mineral Resource.  It includes diluting materials and allowances for losses which may occur when the material is mined.  Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors.  These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The foregoing definitions of Mineral Resources and Ore Reserves as set forth in the JORC Code have been reconciled to the definitions set forth in the CIM Standards.  If the Mineral Resources and Ore Reserves for the Amapari Mine and the Peak Mines were estimated in accordance with the definitions in the CIM Standards, there would be no substantive difference in such Mineral Resources and Ore Reserves.

Cautionary Note to United States Investors

This Joint Disclosure Booklet and the documents incorporated by reference herein have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this Joint Disclosure Booklet and the documents incorporated by reference herein have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System or the JORC Code. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and reserve and resource information contained or incorporated by reference into this Joint Disclosure Booklet and the documents incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Peak, New

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Gold, Metallica and the Combined Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

Mineral Resource Estimates

The following table sets forth the estimated Mineral Resources for the Amapari Mine, the Peak Mines, the New Afton Project, the Cerro San Pedro Mine and the El Morro Project as of the dates set forth in footnote (1) to the table.

Measured, Indicated and Inferred Mineral Resources (1)(2)(8)(9)

			Grade			Contained Metal
Deposit	Category	Tonnes (000s)	Gold (grams per tonne)	Silver (grams per tonne)	Copper (%)	Gold (000s ounces)	Silver (000s ounces)	Copper (000s pounds)

Amapari Mine (3)	Measured	2,763	1.41	—	—	125	—	—
(exclusive of Mineral	Indicated	7,668	2.51	—	—	620	—	—
Reserves)	Measured + Indicated	10,432	2.22	—	—	745	—	—
	Inferred	13,039	3.22	—	—	1,351	—	—

Peak Mines (4)	Measured	1,241	3.86	—	0.99	154	—	27,020
(exclusive of Mineral	Indicated	2,276	4.16	—	1.19	304	—	59,616
Reserves)	Measured + Indicated	3,517	4.05	—	1.12	458	—	86,636
	Inferred	1,991	6.50	—	0.53	416	—	23,375

New Afton Project (5)	Measured	43,250	0.83	2.68	1.12	1,154	3,700	1,065,000
(inclusive of Mineral	Indicated	22,410	0.66	2.42	0.84	476	1,700	415,000
Reserves)	Measured + Indicated	65,660	0.77	2.59	1.02	1,630	5,400	1,480,000
	Inferred	7,940	0.88	1.55	0.96	225	394	168,000

Cerro San Pedro Mine (6)	Measured	106,230	0.55	20.3	—	1,880	69,300	—
(inclusive of Mineral	Indicated	9,853	0.47	19.5	—	150	6,200	—
Reserves)	Measured + Indicated	116,083	0.54	20.2	—	2,030	75,500	—
	Inferred	3,176	0.44	21.7	—	45	2,200	—

El Morro Project (7)	Measured	211,164	0.54	—	0.647	3,693	—	3,011,000
(inclusive of Mineral	Indicated	347,242	0.46	—	0.486	5,170	—	3,717,000
Reserves)	Measured + Indicated	558,405	0.49	—	0.547	8,863	—	6,729,000
	Inferred	62,335	0.18	—	0.343	366	—	472,000
___________________________
(1)
All Mineral Resources have been calculated in accordance with the CIM Standards or the JORC Code.  The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101.  The Mineral Resources have been reported as of the following dates:

	•	Amapari Mine – September 30, 2007
	•	Peak Mines – December 31, 2006
	•	New Afton Project – September 21, 2006
	•	Cerro San Pedro Mine – March 31, 2007
	•	El Morro Project – March 31, 2008
(2)	The qualified person(s) (as defined under NI 43-101) or competent persons (as defined under the JORC Code) for the Mineral Resource estimates are as follows:
	•	Amapari Mine – Emmanuel Henry, Member of the AusIMM (CP), AMEC International (Chile) S.A.
	•	Peak Mines – Neil Inwood, MAusIMM, Senior Consultant, Resources, RSG Global Consulting Pty Ltd
	•	New Afton Project – David Rennie, Scott Wilson Roscoe Postle Associates Inc.
	•	Cerro San Pedro Mine – William L. Rose, WLR Consulting, Inc.
	•	El Morro Project – Barton G. Stone, P.G., and Richard J. Lambert, P.E., Pincock, Allen & Holt
(3)
Mineral Resource estimates for the Amapari Mine were calculated using a gold price of $600 per ounce, based on a cut-off grade of 0.5 grams per tonne for the open pit and 2.1 grams per tonne for the underground mineralization.

(4)	Mineral Resource estimates for the Peak Mines were calculated using a gold price of $525 per ounce and a copper price of $1.50 per pound.

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(5)
Mineral Resources for the New Afton Project were estimated by applying a cut-off of $10 per tonne of ore, which was derived using a gold price of $450 per ounce, a silver price of $5.25 per ounce and a copper price of $1.20 per pound.

(6)	Mineral Resources for the Cerro San Pedro Mine have been estimated at a cut-off grade of 0.20 grams per tonne of gold. Silver-to-gold ratio is estimated at 60:1.
(7)
Reported at 100%, however, Metallica’s interest is only 30%.  Mineral Resource estimates for the El Morro Project are calculated on a copper equivalent cut-off basis:  Eq Cu = Cu (%) + 0.592 x Au (g/t), where Cu (%) represents the average copper grade, Au (g/t) represents the average gold grade and 0.592 represents a constant based on a copper price of $1.25 per pound, a gold price of $500 per ounce and average metal recoveries for the deposit.  Inferred Mineral Resources are defined on the basis of drill sample density and include Inferred Mineral Resources occurring within and outside a simulated pit shell based on a copper price of $1.25 per pound and a gold price of $500 per ounce.

(8)	Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(9)	Numbers may not add up due to rounding.

Ore Reserve/Mineral Reserve Estimates

The following table sets forth the estimated Ore Reserves/Mineral Reserves for the Amapari Mine, the Peak Mines, the New Afton Project, the Cerro San Pedro Mine and the El Morro Project as of the dates set forth in footnote (1) to the table.
Proved/Proven and Probable Ore/Mineral Reserves (1)(2)(9)
			Grade			Contained Metal
Deposit	Category	Tonnes (000s)	Gold (grams per tonne)	Silver (grams per tonne)	Copper (%)	Gold (000s ounces)	Silver (000s ounces)	Copper (000s pounds)

Amapari Mine (3)	Proved	811	2.52	—	—	66	—	—
	Probable	2,994	2.46	—	—	237	—	—
	Proved + Probable	3,806	2.47	—	—	302	—	—

Peak Mines (4)	Proved	948	6.70	—	0.85	204	—	17,720
	Probable	727	6.82	—	0.62	164	—	9,956
	Proved + Probable	1,675	6.75	—	0.74	368	—	27,241

New Afton Project (5)	Proven	—	—	—	—	—	—	—
	Probable	44,355	0.72	2.27	0.98	1,030	3,240	960,000
	Proven + Probable	44,355	0.72	2.27	0.98	1,030	3,240	960,000

Cerro San Pedro Mine (6)	Proven	82,278	0.55	22.3	—	1,450	59,000	—
	Probable	3,535	0.57	25.1	—	60	3,000	—
	Proven + Probable	85,813	0.55	22.5	—	1,510	62,000	—

El Morro Project (7)	Proven	208,473	0.53	—	0.66	3,539	—	3,029,000
	Probable	241,761	0.41	—	0.50	3,172	—	2,686,000
	Proven + Probable	450,234	0.46	—	0.58	6,711	—	5,715,000

Total (8)	Proved/Proven					2,782	59,000	926,420
	Probable					2,443	6,240	815,756
	Proved/Proven +					5,225	65,240	1,742,176
	Probable
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(1)
All Mineral Reserves have been calculated in accordance with the CIM Standards or the JORC Code.  The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101.  The Mineral Reserves have been reported as of the following dates:

	•	Amapari Mine – September 30, 2007
	•	Peak Mines – December 31, 2006
	•	New Afton Project – September 21, 2006
	•	Cerro San Pedro Mine – January 1, 2007
	•	El Morro Project – March 31, 2008
(2)	The qualified person(s) (as defined under NI 43-101) or competent persons (as defined under the JORC Code) for the Mineral Reserve estimates are as follows:
•	Amapari Mine – Carlos Guzmán, Ing. Civil de Minas, AusIMM, NCL Brasil Ltda
•	Peak Mines – Geoffrey N. Challiner, B.Sc.(Eng.), C.Eng., Independent Mining Engineer, Mine and Quarry Engineering Services, Inc.
•	New Afton Project – Mike Thomas, MAusIMM (CP), AMC Consultants Pty Ltd.

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• Cerro San Pedro Mine – William L. Rose, WLR Consulting, Inc.
• El Morro Project – Barton G. Stone, P.G., and Richard J. Lambert, P.E., Pincock, Allen & Holt
(3)	Mineral Reserve estimates for the Amapari Mine were calculated using a gold price of $575 per ounce. Based on a cut-off grade of 1.1 grams per tonne.
(4)
Mineral Reserve estimates for the Peak Mines were calculated using a gold price of $450 per ounce and a copper price of $1.25 per pound.  The cut-off net smelter return value used for the Mineral Reserve estimates for the Peak Mines was A$100 per tonne.

(5)	Mineral Reserve estimates for the New Afton Project were calculated using a gold price of $475 per ounce and a copper price of $1.45 per pound. Cut-off at $15 per tonne of ore.
(6)	Mineral Reserve estimates for the Cerro San Pedro Mine were calculated using a $475 per ounce gold price and a $8.00 per ounce silver price.
(7)
Reported at 100%, however, Metallica’s interest is only 30%.  Mineral Reserve estimates for the El Morro Project were calculated on a copper equivalent cut-off basis:  Eq Cu = Cu (%) + 0.592 x Au (g/t), where Cu (%) represents the average copper grade, Au (g/t) represents the average gold grade and 0.592 represents a constant based on a copper price of $1.25 per pound, a gold price of $500 per ounce and average metal recoveries for the deposit.

(8)
For the calculation of estimated total reserves, the reserve estimates for the El Morro Project have been calculated at 30% of the total reserves, to reflect Metallica’s 30% interest in the El Morro Project.

(9)	Numbers may not add up due to rounding.

DIRECTORS AND OFFICERS

On the Effective Date, the senior management of the Combined Company will be comprised of Robert Gallagher as Chief Executive Officer (currently President and Chief Executive Officer of Peak) and Basil Huxham as Chief Financial Officer (currently Chief Financial Officer of Peak).  The directors of the Combined Company following the Effective Date will be Craig J. Nelsen (Chairman of the Board), Robert Gallagher, Clifford Davis, Pierre Lassonde, Paul Sweeney and Ian Telfer.

Director and Officer Biographies

Brief biographies are set forth below for each of the directors and officers of the Combined Company.

Craig J. Nelsen, Chairman of the Board.  Mr. Nelsen is currently Chairman of the Board of Metallica.  He has been involved in exploration and mining for over 31 years.  From January 1991 to January 1994, Mr. Nelsen was Senior Vice President of Exploration with Lac Minerals Ltd. and, from January 1994 to March 1999, he was Chairman of the Board and Chief Executive Officer of Metallica.  In April 1999, Mr. Nelsen resigned as Chief Executive Officer of Metallica but continues to serve as its Chairman.  From April 1999 to May 2007, Mr. Nelsen was the Executive Vice President of Exploration and Development with Gold Fields Ltd.  Mr. Nelsen is currently the President, Chief Executive Officer and a Director of Avanti Mining Inc.  He holds a Masters of Science degree in Geology from the University of New Mexico and a Bachelor of Arts degree in Geology from the University of Montana.

Robert Gallagher, Chief Executive Officer and a Director.  Mr. Gallagher is currently President and Chief Executive Officer of Peak and was appointed as such in February 2008.  He has worked in the mining industry for over 30 years.  He spent 15 years with Placer Dome and the last seven years with Newmont Mining Corporation, most recently as Vice President Operations, Asia Pacific.  Mr. Gallagher holds a Bachelor of Applied Science in Mineral Engineering from the University of British Columbia.

Clifford Davis, Director.  Mr. Davis is currently Chairman of the Board, President and Chief Executive Officer of New Gold.  He has held numerous senior executive positions with resource based companies, most recently, from April 2001 to June 2002, as President and Chief Executive Officer of Gabriel Resources Ltd.

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Pierre Lassonde, Director.  Mr. Lassonde is currently Chairman of the Board of Franco-Nevada Corporation.  From 2002 to 2006, he was President of Newmont Mining Corporation and resigned as a director and Vice Chairman of Newmont Capital effective November 30, 2007.  Prior thereto, Mr. Lassonde served as a director and President (1982 to 2002) and Co-Chief Executive Officer (1999 to 2002) of Franco-Nevada Mining Corporation Limited.  He also served as President and Chief Executive Officer of Euro-Nevada Mining Corporation from 1985 to 1999, prior to its amalgamation with Franco-Nevada Mining Corporation Limited.  Mr. Lassonde served as a director of Normandy Mining Limited from 2001 to 2002.  He is also currently Chairman of the World Gold Council and Chairman of the Quebec National Art Museum.  Mr. Lassonde received his Chartered Financial Analyst designation from the University of Virginia in 1984, a P.Eng. (Association of Professional Engineers of Ontario) in 1976, a Master of Business Administration from the University of Utah in 1973, a B.Sc. (Electrical Engineering) from Ecole Polytechnique in 1971 and a B.A. from Seminaire de St. Hyacinthe/ University of Montreal in 1967.

Paul Sweeney, Director.  Mr. Sweeney is currently Lead Director of New Gold.  On January 1, 2007, he was appointed Executive Vice President, Business Development of Plutonic Power Corporation, prior to which he was a self-employed businessman.  From 2002 to November 2005, he was the Vice President and Chief Financial Officer of Canico Resource Corp. and prior thereto, from 1999 to 2001, he was Chief Financial Officer and Corporate Secretary for Manhattan Minerals Corp.  Mr. Sweeney has extensive experience in metals marketing, hedging, insurance and taxation relating to Canadian and foreign mining companies.  He has arranged construction financings for mines in Canada, the United States, Australia, Papua New Guinea and Chile.  Mr. Sweeney is a member of the Certified General Accountants Association of British Columbia.

Ian W. Telfer, Director.  Mr. Telfer is non-executive Chairman of both Goldcorp Inc. and Uranium One Inc. (formerly UrAsia Energy Ltd.) and previously served as President and Chief Executive Officer of Goldcorp Inc. from February 2005 until its merger with Glamis Gold Ltd. in November 2006.  Mr. Telfer was previously Chairman and Chief Executive Officer of Wheaton River Minerals Ltd. and has over 25 years of experience in the precious metals business.  Mr. Telfer is a Chartered Accountant and holds a Masters of Business Administration from the University of Ottawa.

Basil Huxham, Chief Financial Officer.  Mr. Huxham is currently Executive Vice President and Chief Financial Officer of Peak and was appointed as such in April 2007.  He was formerly the Corporate Controller of Duke Energy’s Canadian operations, where he led the integration of the Canadian and U.S. corporate financial accounting and reporting functions after Duke Energy acquired Westcoast Energy in 2001.  He also held various finance roles at the Canadian Pacific Ltd. group.  Mr. Huxham is a Chartered Accountant.

Capital Structure

The share capital of New Gold will remain unchanged as a result of the completion of the Transaction, other than the issuance of New Gold Common Shares contemplated under the BC Arrangement and the CBCA Arrangement.  All the New Gold Common Shares rank equally as to participation of dividends and in distribution of New Gold’s assets on liquidation, dissolution or winding-up, or other distribution of assets for the purposes of winding-up of its affairs.  Holders of New Gold Common Shares are entitled to one vote for each share on all matters voted on by shareholders, including the election of directors.

In connection with the BC Arrangement, the Peak Shareholders will receive New Gold Common Shares.  Assuming no exercise of currently outstanding convertible securities, the Peak Shareholders will own approximately 41% of the New Gold Common Shares.

- A 9 -

In connection with the CBCA Arrangement, the Metallica Shareholders will receive New Gold Common Shares.  Assuming no exercise of currently outstanding convertible securities, the Metallica Shareholders will own approximately 41% of the New Gold Common Shares.

STOCK EXCHANGE LISTINGS

On completion of the Transaction, the New Gold Common Shares will continue trading on the TSX and the AMEX.  In addition, the Peak Warrants currently listed on the TSXV will continue to be listed on the TSXV or will be listed on the TSX and the Metallica Warrants currently listed on the TSX will continue to be listed on the TSX.

AUDITORS
The current auditors of New Gold are PricewaterhouseCoopers LLP.  Deloitte & Touche LLP will be appointed as the auditors of New Gold after the Effective Date.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the New Gold Common Shares is Computershare Trust Company of Canada which is located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia  V6C 3C9.

- A 10 -

SCHEDULE “B”

INFORMATION CONCERNING PEAK GOLD LTD.

FINANCIAL INFORMATION

The financial statements of Peak incorporated by reference in this Schedule B are reported in United States dollars and have been prepared in accordance with Canadian generally accepted accounting principles.  All dollar amounts referenced in this Schedule B are to United States dollars, unless otherwise indicated.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Schedule B from documents filed with certain of the Canadian Securities Authorities.  Copies of the documents incorporated by reference in this Schedule B may be obtained on request without charge from the Vice President, Investor Relations of Peak at 666 Burrard Street, Suite 3110, Vancouver, British Columbia, V6C 2X8, telephone (604) 696-4100, and are also available electronically at www.sedar.com.

The following documents, filed by Peak with the Canadian Securities Authorities, are specifically incorporated by reference into, and form an integral part of, this Schedule B:

(a)	the annual information form (the “Peak AIF”) of Peak dated December 18, 2007 and revised on February 25, 2008 for the financial year ended November 30, 2006;

(b)	the audited comparative financial statements of Peak as at, and for the financial year ended, December 31, 2007, together with the auditors’ report thereon and the notes thereto;

(c)	management’s discussion and analysis for the financial year ended December 31, 2007;

(d)	the audited comparative financial statements of Peak as at, and for the financial years ended, November 30, 2006 and 2005, together with the auditors’ report thereon and the notes thereto;

(e)	management’s discussion and analysis for the financial year ended November 30, 2006;

(f)	the unaudited comparative financial statements of Peak as at and for the three months ended March 31, 2008, together with the notes thereto;

(g)	management’s discussion and analysis for the three months ended March 31, 2008;

(h)	the management information circular of Peak dated April 2, 2007 prepared in connection with the annual and special meeting of shareholders of Peak held on May 3, 2007;

(i)	the business acquisition report of Peak dated June 15, 2007;

(j)
the material change report of Peak filed on April 5, 2007 relating to the completion of the acquisition of the Amapari Mine (as defined herein) and the financing for gross proceeds of C$326.25 million;

(k)	the material change report of Peak filed on October 26, 2007 relating to a resource and exploration update for the Amapari Mine;

(l)
the material change report of Peak filed on November 9, 2007 relating to the initial announcement of the offering (the “Offering”) of 147,723,334 special warrants of Peak for aggregate gross proceeds of C$110,792,500.50;

(m)	the material change report of Peak filed on November 23, 2007 relating to the filing of the technical report with respect to the Amapari Mine;

(n)	the material change report of Peak filed on November 23, 2007 relating to the amended terms of the Offering;

(o)	the material change report of Peak filed on January 16, 2008 relating to the appointment of a new President and Chief Executive Officer of Peak;

(p)	the material change report of Peak filed on April 8, 2008 relating to the Transaction; and

(q)	the material change report of Peak filed on May 16, 2008 relating to the signing of the Business Combination Agreement.

Any document of the type referred to in section 11.1 of Form 44-101F1 Short Form Prospectuses, if filed by Peak after the date of this Schedule B and prior to the date of the shareholder meeting referenced in the management information circular of which this Joint Disclosure Booklet forms a part, shall be deemed to be incorporated by reference in this Schedule B.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this disclosure schedule, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.  Any statement so modified or superseded shall not constitute a part of this disclosure schedule, except as so modified or superseded.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

- B 2 -

THE CORPORATION

Peak is engaged in the acquisition, exploration, development and operation of precious metal properties.  The principal products and sources of cash flow for Peak are derived from the sale of gold and copper.  Peak’s principal mineral properties are its 100% interest in the Amapari gold mine (the “Amapari Mine”) located in Brazil and its 100% interest in the Peak gold mines (the “Peak Mines”) located in Australia.

Further information regarding the business of Peak, its operations and its mineral properties can be found in the Peak AIF and other documents incorporated by reference herein.  See “Documents Incorporated by Reference”.

CONSOLIDATED CAPITALIZATION

The following table sets forth Peak’s consolidated capitalization as at March 31, 2008, adjusted to give effect to the material changes in the share and loan capital of Peak since March 31, 2008, the date of Peak’s most recently filed financial statements.  The table should be read in conjunction with the unaudited consolidated financial statements of Peak as at, and for the three months ended March 31, 2008, including the notes thereto, and management’s discussion and analysis incorporated by reference herein as well as the pro forma financial statements of the Combined Company in Schedule F to this Joint Disclosure Booklet.

	As at March 31, 2008	As at March 31, 2008 After Giving Effect to the Transaction
	(in thousands)

Common shares (Authorized – unlimited)	$420,244 (874,014 shares)	$1,256,305 (208,219 shares)
Contributed surplus	90,118	241,456
Convertible debenture	–	16,304
Accumulated other comprehensive loss	(1,566)	(1,566)
Retained earnings	927	927
Total Capitalization	$509,723	$1,513,426

- B 3 -

TRADING PRICE AND VOLUME

Common Shares

The Peak Common Shares are listed and posted for trading on the TSXV under the symbol “PIK”.  The following table sets forth information relating to the trading of the Peak Common Shares on the TSXV for the months indicated.

Month	High (C$)	Low (C$)	Volume

2007
January	0.75	0.315	2,876,569
February (1)	0.93	0.64	2,425,332
March	0.00	0.00	0
April (2)	1.10	0.79	148,702,068
May	0.89	0.67	46,677,738
June	0.84	0.62	27,323,956
July	0.78	0.58	34,911,727
August	0.60	0.435	48,155,821
September	0.75	0.48	51,572,874
October	0.75	0.63	39,943,819
November	0.69	0.45	96,024,269
December	0.60	0.45	47,803,405

2008
January	0.60	0.49	39,363,119
February	0.69	0.51	30,521,197
March	0.72	0.58	83,529,958
April	0.77	0.63	114,470,081
May (3)	0.83	0.68	35,563,157
________________________
(1)	February 1 to 15, 2007 only. Trading in the Peak Common Shares was halted on February 15, 2007 pending announcement of the acquisition (the “Acquisition”) of the Amapari Mine and the Peak Mines.
(2)	The Peak Common Shares resumed trading on the TSXV on April 4, 2007 upon completion of the Acquisition.
(3)	May 1 to 15, 2008.

At the close of business on May 15, 2008, the last trading day prior to the date hereof, the price of the Peak Common Shares as reported by the TSXV was C$0.80.

- B 4 -

First Warrants

The first series of common share purchase warrants of Peak (the “Peak First Warrants”) are listed and posted for trading on the TSXV under the symbol “PIK.WT”.  The following table sets forth information relating to the trading of the Peak First Warrants on the TSXV for the months indicated.

Month	High (C$)	Low (C$)	Volume

2007
April (1)	0.55	0.38	49,661,911
May	0.48	0.36	6,865,523
June	0.40	0.305	4,734,550
July	0.355	0.25	6,390,553
August	0.265	0.14	10,533,316
September	0.32	0.18	7,039,692
October	0.335	0.24	8,211,708
November	0.275	0.15	12,922,579
December	0.20	0.14	6,586,066

2008
January	0.20	0.155	6,480,733
February	0.19	0.135	6,591,419
March	0.185	0.145	9,531,606
April	0.18	0.13	11,566,420
May (2)	0.165	0.13	3,998,000
________________________
(1)	The Peak First Warrants commenced trading on the TSXV on April 4, 2007 upon completion of the Acquisition.
(2)	May 1 to 15, 2008.

At the close of business on May 15, 2008, the last trading day prior to the date hereof, the price of the Peak First Warrants as reported by the TSXV was C$0.15.

Second Warrants

The second series of common share purchase warrants of Peak (the “Peak Second Warrants”) are listed and posted for trading on the TSXV under the symbol “PIK.WT.A”.  The following table sets forth information relating to the trading of the Peak Second Warrants on the TSXV for the months indicated.

Month	High (C$)	Low (C$)	Volume

2008
March (1)	0.45	0.27	6,403,900
April	0.37	0.29	2,507,750
May (2)	0.40	0.30	272,750
________________________
(1)	The Peak Second Warrants commenced trading on the TSXV on March 5, 2008 upon completion of the Offering.
(2)	May 1 to 15, 2008.

At the close of business on May 15, 2008, the last trading day prior to the date hereof, the price of the Peak Second Warrants as reported by the TSXV was C$0.40.

- B 5 -

RISK FACTORS

The operations of Peak are speculative due to the high-risk nature of its business.  An investment in securities of Peak involves significant risks, which should be carefully considered by prospective investors before purchasing such securities.  In addition to information set out elsewhere in this Schedule B, investors should carefully consider the risk factors set out in the Peak AIF and other documents that are incorporated by reference herein.  Any one or more of such risk factors could materially affect Peak’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to Peak.

- B 6 -

CONSENT OF DELOITTE & TOUCHE LLP

We have read the joint disclosure booklet of Peak Gold Ltd. (formerly GPJ Ventures Ltd.) (the “Corporation”), New Gold Inc. (“New Gold”) and Metallica Resources Inc. (“Metallica”) dated as of May 16, 2008 forming part of the management information circulars relating to special meetings of shareholders of the Corporation, New Gold and Metallica regarding a business combination among such companies (the “Joint Disclosure Booklet”).  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Joint Disclosure Booklet of our report to the shareholders of the Corporation on the consolidated balance sheet of the Corporation as at December 31, 2007 and the consolidated statements of operations, comprehensive income and deficit and cash flows of the Corporation for the thirteen month period then ended.  Our report is dated March 14, 2008.

We also consent to the incorporation by reference in the Joint Disclosure Booklet of our report to the directors of Goldcorp Inc. on the combined balance sheets of the Operations currently owned by Goldcorp Inc. to be acquired by the Corporation as at December 31, 2006 and 2005, and the combined statements of operations and Goldcorp’s net investment and cash flows for the years then ended.  Our report is dated March 26, 2007.

(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
May 16, 2008

- B 7 -

CONSENT OF MINTZ & PARTNERS LLP

We have read the joint disclosure booklet of Peak Gold Ltd. (formerly GPJ Ventures Ltd.) (the “Corporation”), New Gold Inc. (“New Gold”) and Metallica Resources Inc. (“Metallica”) dated as of May 16, 2008 forming part of the management information circulars relating to special meetings of shareholders of the Corporation, New Gold and Metallica regarding a business combination among such companies (the “Joint Disclosure Booklet”).  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Joint Disclosure Booklet of our report to the shareholders of the Corporation on the balance sheets of the Corporation as at November 30, 2006 and 2005 and the statements of operations, deficit and cash flows of the Corporation for the years then ended.  Our report is dated March 14, 2007.

(Signed) Mintz & Partners LLP

Toronto, Ontario	Chartered Accountants
May 16, 2008	Licensed Public Accountants

- B 8 -

SCHEDULE “C”

INFORMATION CONCERNING NEW GOLD INC.

FINANCIAL INFORMATION

The financial statements of New Gold incorporated by reference in this Schedule C are reported in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.  All dollar amounts referenced in this Schedule C are to United States dollars, unless otherwise indicated.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Schedule C from documents filed with certain of the Canadian Securities Authorities.  Copies of the documents incorporated by reference in this Schedule C may be obtained on request without charge from the Manager of Investor Relations of New Gold at Suite 1460, 70 University Avenue, Toronto, Ontario, M5J 2M4, telephone (416) 977-1067, and are also available electronically at www.sedar.com.

The following documents, filed by New Gold with certain of the Canadian Securities Authorities, are specifically incorporated by reference into, and form an integral part of, this Schedule C:

(a)	the annual information form (the “New Gold AIF”) of New Gold dated March 31, 2008 for the financial year ended December 31, 2007;

(b)
the audited comparative financial statements of New Gold as at December 31, 2007 and 2006 and for the financial years ended December 31, 2007 and 2006, together with the auditors’ report thereon and the notes thereto;

(c)	the amended management’s discussion and analysis for the financial year ended December 31, 2007;

(d)	the unaudited comparative financial statements of New Gold as at and for the three months ended March 31, 2008, together with the notes thereto;

(e)	management’s discussion and analysis for the three months ended March 31, 2008;

(f)	the management information circular of New Gold dated March 26, 2007 prepared in connection with the annual meeting of shareholders of New Gold held on May 3, 2007;

(g)	the material change report of New Gold filed on April 3, 2008 relating to the Transaction; and

(h)	the material change report of New Gold filed on April 4, 2008 relating to its 2007 financial results.

Any document of the type referred to in section 11.1 of Form 44-101F1 Short Form Prospectuses, if filed by New Gold after the date of this Schedule C and prior to the date of the shareholder meeting referenced in the management information circular of which this Joint Disclosure Booklet forms a part, shall be deemed to be incorporated by reference in this Schedule C.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this disclosure schedule, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.  Any statement so modified or superseded shall not constitute a part of this disclosure schedule, except as so modified or superseded.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

THE CORPORATION

New Gold is engaged in the acquisition, exploration and development of natural resource properties.  New Gold’s principal focus is on its 100% interest in the development of a copper-gold project (the “New Afton Project”) located near Kamloops, British Columbia.

Further information regarding the business of New Gold, its operations and its mineral properties can be found in the New Gold AIF and other documents incorporated by reference herein.  See “Documents Incorporated by Reference”.

- C 2 -

CAPITALIZATION

The following table sets forth New Gold’s capitalization as at March 31, 2008, adjusted to give effect to the material changes in the share and loan capital of New Gold since March 31, 2008, the date of New Gold’s most recently filed financial statements.  The table should be read in conjunction with the unaudited financial statements of New Gold as at, and for the three months ended March 31, 2008, including the notes thereto, and management’s discussion and analysis incorporated by reference herein as well as the pro forma financial statements of the Combined Company in Schedule F to this Joint Disclosure Booklet.

	As at March 31, 2008 (1)		As at March 31, 2008 After Giving Effect to the Transaction
	(in thousands)

Common shares	$202,430		$1,256,305
(Authorized – unlimited)	(36,950 shares	)	(208,219 shares	)
Contributed surplus	11,598		241,456
Convertible debenture	17,904		16,304
Share purchase warrants	34,210		–
Accumulated other comprehensive loss	–		(1,566)
Retained earnings (Deficit)	(77,994)		927
Total Capitalization	$188,148		$1,513,426

_______________
(1)           Converted from Canadian dollars at an exchange rate of C$1.00 = US$0.9729.

PRIOR SALES

The following table summarizes the issuances of common shares of New Gold (the “New Gold Common Shares”) within the 12 months prior to the date hereof.

Date	Security	Price per Security	Number of Securities

June 28, 2007……………...	Common Shares (1)	$7.50	10,700,000
June 28, 2007……………...	Common Shares (2)	$9.75	2,055,000
May 1, 2008……………….	Common Shares (3)	$8.64	15,000
May 2, 2008……………….	Common Shares (3)	$6.95	5,000
	Common Shares (3)	$6.84	1,000
_______________			12,776,000
(1)	Issued in connection with a public offering of New Gold Common Shares.
(2)	Issued in connection with a public offering of New Gold Common Shares on a flow-through basis.
(3)	Issued upon exercise of previously issued stock options of New Gold.

- C 3 -

TRADING PRICE AND VOLUME

Common Shares

The New Gold Common Shares are listed and posted for trading on the TSX under the symbol “NGD”.  The following table sets forth information relating to the trading of the New Gold Common Shares on the TSX for the months indicated.

Month	High (C$)	Low (C$)	Volume

2007
January	9.35	7.69	2,655,478
February	9.13	8.25	1,108,437
March	9.64	7.94	2,871,607
April	9.35	8.00	4,217,733
May	8.59	7.45	2,610,574
June	7.60	6.65	5,313,346
July	7.28	6.54	9,844,588
August	7.29	4.01	10,902,961
September	6.68	5.73	4,291,843
October	6.50	5.75	6,418,918
November	7.25	5.64	4,884,568
December	5.84	4.46	5,135,504

2008
January	6.11	5.03	4,113,986
February	7.23	5.00	9,697,747
March	7.94	6.50	10,916,646
April	8.01	6.76	17,844,277
May (1)	8.99	7.13	2,386,218
_____________________
(1)           May 1 to 15, 2008.

At the close of business on May 15, 2008, the last trading day prior to the date hereof, the price of the New Gold Common Shares as reported by the TSX was C$8.50.

- C 4 -

Warrants

The common share purchase warrants of New Gold (the “New Gold Warrants”) are listed and posted for trading on the TSX under the symbol “NGD.WT.A”.  The following table sets forth information relating to the trading of the New Gold Warrants on the TSX for the months indicated.

Month	High (C$)	Low (C$)	Volume

2007
June (1)	2.00	1.40	2,018,500
July	1.90	1.40	4,138,100
August	1.80	1.70	210,635
September	1.65	1.30	1,114,999
October	1.90	1.40	173,300
November	1.95	1.30	1,282,600
December	1.40	1.00	58,900

2008
January	1.45	1.09	66,896
February	1.78	0.90	4,189,900
March	1.95	1.20	95,400
April	2.25	1.32	3,448,017
May (2)	2.24	1.74	306,845
_________________
(1)	The New Gold Warrants commenced trading on the TSX on June 28, 2007.
(2)	May 1 to 15, 2008.

At the close of business on May 15, 2008, the last trading day prior to the date hereof, the price of the New Gold Warrants as reported by the TSX was C$1.99.

- C 5 -

Debentures

The debentures of New Gold (the “New Gold Debentures”) are listed and posted for trading on the TSX under the symbol “NGD.DB”.  The following table sets forth information relating to the trading of the New Gold Debentures on the TSX for the months indicated.

Month	High (C$)	Low (C$)	Volume

2007
June (1)	95.75	95.00	21,350
July	100.01	96.50	134,650
August	100.00	88.35	38,610
September	95.66	92.25	5,450
October	94.00	92.50	2,590
November	100.01	93.00	45,170
December	93.00	86.00	67,790

2008
January	92.90	87.50	33,130
February	96.00	85.00	161,760
March	100.00	91.00	264,570
April	107.00	99.00	88,910
May (2)	107.00	104.00	208,000
________________
(1)	The New Gold Debentures commenced trading on the TSX on June 28, 2007.
(2)	May 1 to 15, 2008.

At the close of business on May 15, 2008, the last trading day prior to the date hereof, the price of the New Gold Debentures as reported by the TSX was C$107.00.

- C 6 -

Notes

The 10% subordinated notes due 2017 of New Gold (the “New Gold Notes”) are listed and posted for trading on the TSX under the symbol “NGD.NT”.  The following table sets forth information relating to the trading of the New Gold Notes on the TSX for the months indicated.

Month	High (C$)	Low (C$)	Volume

2007
June (1)	90.00	83.00	271,750
July	88.00	82.00	197,260
August	86.00	70.00	79,710
September	85.00	78.00	26,581
October	86.00	81.00	119,940
November	89.99	84.50	49,880
December	85.00	80.00	91,427

2008
January	82.00	80.00	52,250
February	86.00	80.00	102,760
March	98.00	75.00	120,850
April	97.75	94.00	206,054
May (2)	98.00	94.00	1,062,000
________________
(1)	The New Gold Notes commenced trading on the TSX on June 28, 2007.
(2)	May 1 to 15, 2008.

At the close of business on May 15, 2008, the last trading day prior to the date hereof, the price of the New Gold Notes as reported by the TSX was C$0.98.

RISK FACTORS

The operations of New Gold are speculative due to the high-risk nature of its business.  An investment in securities of New Gold involves significant risks, which should be carefully considered by prospective investors before purchasing such securities.  In addition to information set out elsewhere in this Schedule C, investors should carefully consider the risk factors set out in the New Gold AIF and other documents that are incorporated by reference herein.  Any one or more of such risk factors could materially affect New Gold’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to New Gold.

- C 7 -

CONSENT OF PRICEWATERHOUSECOOPERS LLP

We have read the joint disclosure booklet (the “Joint Disclosure Booklet”) of Peak Gold Ltd., New Gold Inc. (the “Corporation”) and Metallica Resources Inc. dated as of May 16, 2008 to be provided to shareholders of the Corporation in connection with the annual and special meeting of shareholders of the Corporation to approve the issuance of common shares of the Corporation pursuant to arrangements between the Corporation and each of Peak Gold Ltd. and Metallica Resources Inc.  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Joint Disclosure Booklet of our report to the shareholders of the Corporation on the balance sheets of the Corporation as at December 31, 2007 and 2006 and the statements of operations, comprehensive loss and deficit, and cash flows of the Corporation for each of the years in the two year period ended December 31, 2007.  Our report is dated March 31, 2008.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
May 16, 2008

- C 8 -

SCHEDULE “D”

INFORMATION CONCERNING METALLICA RESOURCES INC.

FINANCIAL INFORMATION

The financial statements of Metallica incorporated by reference in this Schedule D are reported in United States dollars and have been prepared in accordance with Canadian generally accepted accounting principles.  All dollar amounts referenced in this Schedule D are to United States dollars, unless otherwise indicated.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Schedule D from documents filed with certain of the Canadian Securities Authorities.  Copies of the documents incorporated by reference in this Schedule D may be obtained on request without charge from the Director, Investor Relations & Corporate Communications of Metallica at 12200 E. Briarwood Avenue, Suite 165, Centennial, Colorado, 80112, telephone (303) 640-3292, and are also available electronically at www.sedar.com.

The following documents, filed by Metallica with certain of the Canadian Securities Authorities, are specifically incorporated by reference into, and form an integral part of, this Schedule D:

(a)	the annual report on Form 20-F (the “Metallica Annual Report”) of Metallica dated March 28, 2008 for the financial year ended December 31, 2007;

(b)
the audited comparative financial statements of Metallica as at December 31, 2007 and 2006 and for the financial years ended December 31, 2007, 2006 and 2005, together with the auditors’ report thereon and the notes thereto;

(c)	management’s discussion and analysis for the financial year ended December 31, 2007;

(d)	the unaudited comparative financial statements of Metallica as at and for the three months ended March 31, 2008, together with the notes thereto;

(e)	management’s discussion and analysis for the three months ended March 31, 2008;

(f)	the management information circular of Metallica dated April 9, 2007 prepared in connection with the annual meeting of shareholders of Metallica held on May 24, 2007;

(g)
the material change report of Metallica filed on January 24, 2008 relating to the receipt of the Feasibility Study from its joint venture partner, Xstrata Copper, for Metallica’s 30% owned El Morro copper-gold project in Chile;

(h)	the material change report of Metallica filed on March 31, 2008 relating to the Transaction;

(i)	the material change report of Metallica filed on April 10, 2008 relating to record preliminary revenues of $18.4 million realized for the first quarter of 2008; and

(j)
the material change report (the “El Morro MCR”) of Metallica filed on May 23, 2008 relating to the filing of an updated technical report with respect to the El Morro Project (as defined herein) and containing new technical and scientific information on such project.

Any document of the type referred to in section 11.1 of Form 44-101F1 Short Form Prospectuses, if filed by Metallica after the date of this Schedule D and prior to the date of the shareholder meeting referenced in the management information circular of which this Joint Disclosure Booklet forms a part, shall be deemed to be incorporated by reference in this Schedule D.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this disclosure schedule, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.  Any statement so modified or superseded shall not constitute a part of this disclosure schedule, except as so modified or superseded.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

THE CORPORATION

Metallica is a Canadian gold and silver producer in Mexico, and is also pursuing the exploration and development of various precious and base metal properties throughout the Americas.  Metallica has two mineral properties, (i) its 100% interest in the Cerro San Pedro gold and silver mine (the “Cerro San Pedro Mine”) located near the city of San Luis Potosi, Mexico, and (ii) its 30% interest in the El Morro copper-gold project, a feasibility stage exploration project located in the Third Region of northern Chile approximately 650 kilometres north of Santiago and some 80 kilometres east of the city of Vallenar.

Further information regarding the business of Metallica, its operations and its mineral properties can be found in the Metallica Annual Report and other documents incorporated by reference herein.  See “Documents Incorporated by Reference”, including the El Morro MCR.

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CONSOLIDATED CAPITALIZATION

The following table sets forth Metallica’s consolidated capitalization as at March 31, 2008, adjusted to give effect to the material changes in the share and loan capital of Metallica since March 31, 2008, the date of Metallica’s most recently filed financial statements.  The table should be read in conjunction with the unaudited consolidated financial statements of Metallica as at, and for the three months ended March 31, 2008, including the notes thereto, and management’s discussion and analysis incorporated by reference herein as well as the pro forma financial statements of the Combined Company in Schedule F to this Joint Disclosure Booklet.

	As at March 31, 2008	As at March 31, 2008 After Giving Effect to the Transaction
	(in thousands)

Common shares (Authorized – unlimited)	$136,772 (93,187 shares)	$1,256,305 (208,219 shares)
Contributed surplus	1,485	241,456
Convertible debenture	–	16,304
Stock options	3,524	–
Share purchase warrants	10,360	–
Accumulated other comprehensive loss	(14)	(1,566)
Retained earnings (Deficit)	(27,188)	927
Total Capitalization	$124,939	$1,513,426

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TRADING PRICE AND VOLUME

Common Shares

The Metallica Common Shares are listed and posted for trading on the TSX under the symbol “MR”.  The following table sets forth information relating to the trading of the Metallica Common Shares on the TSX for the months indicated.

Month	High (C$)	Low (C$)	Volume

2007
January	5.19	4.32	4,170,730
February	5.55	4.96	5,172,989
March	6.05	4.67	8,468,275
April	6.24	5.60	6,305,022
May	5.84	4.79	4,448,519
June	5.40	4.39	5,127,313
July	5.37	4.70	3,409,923
August	5.03	3.62	9,772,370
September	4.75	4.20	4,142,713
October	5.50	4.44	5,709,636
November	5.66	4.67	5,866,457
December	5.40	4.51	2,697,480

2008
January	5.78	4.75	4,774,120
February	5.44	4.75	6,013,728
March	6.29	4.75	31,904,177
April	7.49	5.34	26,363,966
May (1)	7.75	6.45	3,915,372
_____________________
(1)           May 1 to 15, 2008.

At the close of business on May 15, 2008, the last trading day prior to the date hereof, the price of the Metallica Common Shares as reported by the TSX was C$7.45.

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Warrants

The common share purchase warrants of Metallica (the “Metallica Warrants”) are listed and posted for trading on the TSX under the symbol “MR.WT”.  The following table sets forth information relating to the trading of the Metallica Warrants on the TSX for the months indicated.

Month	High (C$)	Low (C$)	Volume

2007
January	2.32	1.62	877,365
February	2.75	2.05	672,705
March	3.00	1.83	1,845,422
April	3.20	2.69	1,567,855
May	2.75	1.83	1,226,500
June	2.37	1.39	962,677
July	2.45	1.80	648,975
August	2.12	0.94	1,090,547
September	1.87	1.39	331,163
October	2.45	1.71	866,080
November	2.61	1.90	2,755,902
December	2.40	1.60	276,510

2008
January	2.72	1.94	600,450
February	2.39	1.87	833,021
March	3.15	1.88	2,016,347
April	4.28	2.60	3,522,858
May (1)	4.75	3.48	289,745
____________________
(1)           May 1 to 15, 2008.

At the close of business on May 15, 2008, the last trading day prior to the date hereof, the price of the Metallica Warrants as reported by the TSX was C$4.37.

INTEREST OF EXPERTS

The following table sets out the individuals who are the qualified persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) in connection with the mineral resource and mineral reserve estimates for Metallica’s mineral projects set out opposite their name:

Mineral Property	Qualified Person(s)

Cerro San Pedro Mine	William L. Rose, P.E. at WLR Consulting, Inc.

El Morro Project	J. Lambert, P.E. at Pincock, Allen & Holt Barton G. Stone, P.G. at Pincock, Allen & Holt

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The following are the technical reports prepared in accordance with NI 43-101 from which certain technical information relating to Metallica’s mineral projects contained in the Metallica Annual Report has been derived:

1.
Cerro San Pedro Mine – “Mineral Reserve Update, Cerro San Pedro Project, State of San Luis Potosi, Mexico” prepared for Metallica by William L. Rose, P.E. at WLR Consulting, Inc., dated May 2, 2006, as updated on March 31, 2007.

2.
El Morro Project – “Feasibility NI 43-101 Technical Report for the El Morro Copper-Gold Project, Region III, Chile” prepared for Metallica by Richard J. Lambert, P.E. and Barton G. Stone, P.G. at Pincock, Allen & Holt, dated May 9, 2008.

These reports are available on SEDAR at www.sedar.com and a summary of such reports are contained in the Metallica Annual Report and the El Morro MCR, respectively.

None of the aforementioned firms or persons held any securities of Metallica or of any associate or affiliate of Metallica when they prepared the reports referred to above or following the preparation of such reports, nor did they receive any direct or indirect interest in any securities of Metallica or of any associate or affiliate of Metallica in connection with the preparation of such reports.

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of Metallica or of any associate or affiliate of Metallica.

PricewaterhouseCoopers LLP are the independent auditors of Metallica.

RISK FACTORS

The operations of Metallica are speculative due to the high-risk nature of its business.  An investment in securities of Metallica involves significant risks, which should be carefully considered by prospective investors before purchasing such securities.  In addition to information set out elsewhere in this Schedule D, investors should carefully consider the risk factors set out in the Metallica Annual Report and other documents that are incorporated by reference herein.  Any one or more of such risk factors could materially affect Metallica’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to Metallica.

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CONSENT OF PRICEWATERHOUSECOOPERS LLP

We have read the joint disclosure booklet (the “Joint Disclosure Booklet”) of Peak Gold Ltd. (formerly GPJ Ventures Ltd.), New Gold Inc. and Metallica Resources Inc. (the “Corporation”) dated as of May 16, 2008 to be provided to shareholders of the Corporation in connection with special meeting of shareholders of the Corporation to approve the arrangement between the Corporation and New Gold Inc.  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Joint Disclosure Booklet of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2007 and 2006 and the consolidated statements of operations and deficit, comprehensive loss, accumulated other comprehensive loss, and cash flows of the Corporation for each of the years in the three year period ended December 31, 2007.  Our report is dated March 20, 2008.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
May 16, 2008

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SCHEDULE “E”

SUMMARY OF THE BUSINESS COMBINATION AGREEMENT

On May 9, 2008, the Parties entered into the Business Combination Agreement, a copy of which has been filed with the Canadian Securities Authorities on SEDAR at www.sedar.com.  A copy of the Business Combination Agreement may also be obtained free of charge, upon request to the Vice President, Investor Relations of Peak by phone at (604) 696-4100 or by e-mail at info@peakgold.com.  The following is a summary of the material terms of the Business Combination Agreement.  This summary is qualified in its entirety by reference to the full text of the Business Combination Agreement.

Arrangements

The Business Combination Agreement provides that, at the Effective Time:

•	New Gold shall acquire the outstanding Peak Common Shares for the Peak Share Consideration;

•
Holders of the Peak Options and Peak Warrants shall become entitled upon exercise, and for the same aggregate consideration payable therefore, to receive New Gold Common Shares having an aggregate value equal to the Peak Share Consideration;

•	New Gold shall transfer the Peak Common Shares to BC Subco;

•	Peak shall amalgamate with BC Subco and Peak shall be the surviving corporation;

•	New Gold shall acquire the outstanding Metallica Common Shares for the Metallica Share Consideration;

•	the Metallica Options and Metallica Warrants shall become exercisable for New Gold Common Shares;

•	Metallica shall amalgamate with CBCA Subco and Metallica shall be the surviving corporation;

•	New Gold shall enter into the Amended and Restated Note Indenture;

•
New Gold shall enter into a supplemental warrant indenture pursuant to section 7.1(h) of the warrant indenture dated as of June 28, 2007, between New Gold and Computershare Trust Company of Canada, in respect of the New Gold Warrants;

•	New Gold shall issue the New Gold Warrants to the Noteholders; and

•	the New Gold Warrants shall become exercisable for New Gold Common Shares;

all in accordance with the Business Combination Agreement, the BC Arrangement and the CBCA Arrangement.

Effective Date

The Business Combination Agreement provides that Arrangements shall become effective at the respective Effective Times provided in the Plans of Arrangement and neither Arrangement shall become effective unless the other Arrangement becomes effective.

Court Proceedings

The Business Combination Agreement provides that Peak and Metallica shall apply to the Court pursuant to BCBCA and the CBCA for the BC Interim Order, the CBCA Interim Order, the BC Final Order and the CBCA Final Order on the following basis.

Within ten (10) days of the date of execution of the Business Combination Agreement, Peak and Metallica are required to file, proceed with and diligently prosecute applications to the Court for the BC Interim Order and the CBCA Interim Order which shall request that these Interim Orders provide:

•	for the class of persons to whom notice is to be provided in respect of the Arrangements, the Peak Meeting and the Metallica Meeting and for the manner in which such notice is to be provided;

•
that the requisite approval for the Peak Resolution and the Metallica Resolution shall, in each case, be 66 2/3% of the votes cast on the respective resolutions by the holders of Peak Common Shares or Metallica Common Shares present in person or by proxy at the relevant Meeting;

•
that in all other respects, the terms, conditions and restrictions of Peak’s and Metallica’s constating documents, including quorum requirements and other matters, shall apply in respect of their respective Meetings;

•	for the grant of Dissent Rights to the holders of Peak Common Shares and Metallica Common Shares, as applicable;

•	for notice requirements with respect to the presentation of the applications to the Court for the BC Final Order and the CBCA Final Order;

•
that the relevant Meeting may be adjourned from time to time by management of Peak or Metallica, as the case may be, without the need for additional approval of the Court and that the record date for shareholders entitled to notice of and to vote at the relevant Meeting will not change in respect of any adjournment(s) of the relevant Meeting.

The applications to the Court in respect of the BC Interim Order and the CBCA Interim Order are required to be made be made concurrently.  The application and motion materials, including affidavit materials, draft orders and any amendments thereto for the applications shall be in a form satisfactory to New Gold, Metallica and Peak, acting reasonably.

Final Orders

If the BC Interim Order and the CBCA Interim Order are obtained, the Peak Shareholder Approval and the Metallica Shareholder Approval are obtained and the New Gold Shareholder Approval is obtained, then subject to the terms of the Business Combination Agreement, Peak and Metallica are

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required to apply to the Court for the BC Final Order and the CBCA Final Order, respectively, and diligently pursue such applications. The application and motion materials, including affidavit materials, draft orders and any amendments thereto for the applications are to be in form satisfactory to New Gold, Metallica and Peak, acting reasonably.

Effecting the Arrangements

The BC Arrangement is to become effective after Peak obtains the BC Final Order and the conditions precedent set forth in the Business Combination Agreement, including the condition that the Articles of Arrangement in respect of the CBCA Arrangement have become effective, are satisfied.  The CBCA Articles of Arrangement are to be filed by Metallica with the Director upon the Metallica Shareholders providing the Metallica Shareholder Approval in accordance with the CBCA Interim Order, Metallica obtaining the CBCA Final Order, and the conditions precedent set forth in the Business Combination Agreement being satisfied.  Upon filing  with the Director, the CBCA Plan of Arrangement shall have all of the effects contemplated by law, including the CBCA provided, however, that the CBCA Arrangement shall not become effective unless the BC Arrangement becomes effective concurrently.

Representations and Warranties

Peak, New Gold and Metallica have made certain representations and warranties in the Business Combination Agreement, which representations and warranties survive the execution and delivery of the Business Combination Agreement and will terminate on the Effective Date.  Such representations are customary for this type of transaction.

The representations and warranties made by each of the Parties relate to, among other things:

·	the due incorporation, existence, capacity, authority, registration and licensing to conduct business of such Party and its subsidiaries;

·	the capitalization of such Party;

·
the corporate authority of such party to enter into the Business Combination Agreement and to perform its obligations thereunder, and the same not resulting in a violation, conflict with or result in a default under third party agreements or at law;

·
the approval and recommendation of the respective Arrangements, in the case of Peak and Metallica, and the issue of New Gold Common Shares pursuant to the Arrangements in the case of New Gold, by the Boards of the respective Parties;

·	that such Party is not in default under any contract, agreement or license that would have a Material Adverse Effect;

·	the absence of any changes that would have a Material Adverse Effect since the date of the most recent audited financial statements of the Party;

·	the terms of existing employment agreements;

·
that the financial statements of such party were prepared in accordance with Canadian GAAP consistently applied, and fairly present in all material respects the financial condition of such Party at the respective dates indicated and the results of operations for

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the periods covered;

·	that the corporate records and minute books of such Party have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects,

·
that there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of such Party, threatened against or relating to such Party or affecting any of its properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on such Party;

·
that such Party has sufficient title to or valid leasehold interests in its properties to operate such property in the ordinary course and consistent with past practice, free and clear of any title defect or encumbrance, except for such defects in title or encumbrances that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on such Party;

·
that the most recent estimated proven and probable mineral reserves and estimated measured, indicated and inferred mineral resources of such Party disclosed in its public filings have been prepared and disclosed in all material respects in accordance with all applicable Laws;

·	operational matters;

·	insurance;

·
that such Party’s properties have been operated in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party;

·	tax matters;

·	employee benefits;

·	reporting status under securities laws;

·	compliance with laws;

·	that there are no options on its assets except as disclosed;

·	that no broker’s commission is payable in respect of the Transaction, except as disclosed; and

·	as to the vote required in order to approve the resolution to be placed before such Party’s Meeting.

In the case of New Gold, an additional representation was made that the Noteholder Extraordinary Resolution was consented to by the Noteholders and is in full force and effect, unamended.

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Covenants

Peak, New Gold and Metallica have respectively covenanted to each other, until the earlier of the Effective Time and the time that the Business Combination Agreement is terminated in accordance with its terms, that they will, among other things:

•
subject to obtaining any required consents and to confidentiality obligations by which they are bound, continue to assist each other in carrying out their respective due diligence reviews of the other Parties;

•
use their commercially reasonable best efforts to satisfy, or cause to be satisfied, all conditions precedent to their obligations to the extent that the same is within their control and take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable laws to complete the transactions contemplated by the Business Combination Agreement;

•
convene and hold their respective special meetings of shareholders contemporaneously with one another and, in the case of the Peak Meeting and the Metallica Meeting, no later than June 24, 2008, and not adjourn or otherwise change the time of such meetings without the prior consent of the other Parties;

•	prepare and file their respective management information circulars, together with any other documents required by applicable laws, and mail such circulars in accordance with all applicable laws;

•	not declare, set aside or pay any dividends or other distributions, merge, amalgamate, or enter into any other extraordinary transaction or reduce their respective share capital;

•	conduct their businesses only in, and not take any action except in the usual, ordinary and regular course of their respective businesses and consistent with past practices;

•
prepare and file any mutually agreed (or as otherwise required by applicable laws) amendments or supplements to their respective circulars and mail such amendments or supplements, in accordance with all applicable laws;

•	use their commercially reasonable best efforts to maintain their respective current insurance (or reinsurance);

•
make, or co-operate as necessary in the making of, all necessary filings and applications under all applicable laws required in connection with the transactions contemplated by the Business Combination Agreement and take all reasonable action necessary to be in compliance with such laws;

•
execute and deliver, or cause to be executed and delivered, at the closing of the Transaction such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by the other Parties, all in form satisfactory to the other Parties, acting reasonably; and

•	not, without prior consultation with and the prior written consent of the other Parties,

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directly or indirectly, do or permit to occur any of the following:

(A)
issue any common shares or any securities convertible into or exchangeable or exercisable for common shares, other than the issue of common shares pursuant to the exercise of options and warrants outstanding on the date of the Business Combination Agreement;

(B)	other than pursuant to obligations or rights under existing contracts, dispose of any property or assets or enter into any agreement or commitment to do so;

(C)	amend or propose to amend their respective constating documents or any of the terms of their respective options;

(D)	split, combine or reclassify any of their common shares;

(E)	redeem, purchase or offer to purchase any of their respective common shares;

(F)	acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(G)	except as required by Canadian GAAP, or any applicable law, make any changes to their existing accounting practices or make any material tax election inconsistent with past practice;

(H)
enter into new commitments of a capital expenditure nature or incur any new contingent liabilities, other than (A) ordinary course expenditures, (B) expenditures required by law, and (C) expenditures made in connection with transactions contemplated in the Business Combination Agreement, and, in the case of Peak, capital expenditures required in connection with the modification of the Amapari processing facility, which expenditures are not to exceed $2 million;

(I)
(A) satisfy or settle any claim or dispute, except such as have been included in the respective financial statements of the Parties which are, individually or in the aggregate, in an amount in excess of $750,000; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $750,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

(J)	incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(K)
enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of the respective Parties;

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(L)	subject to certain exceptions, take any action, or refrain from taking any action (subject to commercially reasonable best efforts), or permit any action to be taken or not taken, inconsistent with the provisions of the Business Combination Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated thereby or would render, or that could reasonably be expected to render, any representation or warranty made by the Parties in the Business Combination Agreement untrue or inaccurate in any material respect at any time before the Effective Time, or which would or could have a Material Adverse Effect on any of the Parties;

(M)
settle or compromise any claim brought by any present, former or purported holder of its securities in connection with the transactions contemplated by the Business Combination Agreement before the Effective Time without the prior written consent of the other Parties; or

(N)
enter into, renew or modify any material contract to which it is a party or by which it is bound, except insofar as may be necessary to permit or provide for the completion of the Transaction or where to do so would not have a Material Adverse Effect.

New Gold has also covenanted to Peak and Metallica that, until the earlier of the Effective Time and the time that the Business Combination Agreement is terminated in accordance with its terms, it will:

•
use its commercially reasonable best efforts to cause (i) the New Gold Common Shares to be issued pursuant to the Arrangements to be listed on the TSX and the AMEX, and (ii) the warrants of New Gold to be issued to holders of existing listed warrants of Peak and Metallica to be listed on the TSX;

•
use its commercially reasonable best efforts to register the New Gold Common Shares issuable upon the exercise of any Peak Options or Metallica Options to residents in the United States on a Form S-8 under the U.S. Securities Act, as soon as reasonably practicable after the closing of the Transaction, if and to the extent that such New Gold Common Shares are eligible for registration on such form; and

•
ensure, either through the election of such persons as directors of New Gold at the New Gold Meeting or through the resignation and replacement of the existing directors of New Gold that, upon the BC Arrangement and the CBCA Arrangement becoming effective, the following persons will be directors of New Gold: Clifford Davis, Pierre Lassonde, Craig Nelsen, Paul Sweeney, Ian Telfer and Robert Gallagher.

Peak and Metallica have also covenanted to New Gold and each other that they will provide the other Parties with a copy of any purported exercise of Dissent Rights and written communications with the shareholders purportedly exercising such Dissent Rights.

Conditions Precedent

In order for the Arrangements to become effective, certain conditions, summarized below, must have been satisfied or waived.

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Mutual Conditions Precedent

The obligations of Peak, New Gold and Metallica to complete the Arrangements are subject to the satisfaction of, among others, the following mutual conditions, which may be waived only with the consent of all of the Parties:

•
the BC Interim Order, the CBCA Interim Order, the BC Final Order and the CBCA Final Order must have been granted on terms acceptable to the Parties, acting reasonably and must not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably;

•
the shareholders of Peak must have approved the Peak Resolution in accordance with the terms of the BC Interim Order and approved or consented to such other matters as Peak, New Gold or Metallica consider necessary or desirable in connection with the Arrangements in the manner required thereby;

•
the shareholders of Metallica must have approved the Metallica Resolution in accordance with the CBCA Interim Order and approved or consented to such other matters as Peak, New Gold or Metallica consider necessary or desirable in connection with the Arrangements in the manner required thereby;

•
the shareholders of New Gold must have approved the issuance of New Gold Common Shares pursuant to the Arrangements as contemplated by the Business Combination Agreement and approved or consented to such other matters as Peak, New Gold or Metallica consider necessary or desirable in connection with the Arrangements in the manner required thereby;

•
all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity, including (i) the Competition Act Approval, (ii) the approval of the Competition Commission of the United Mexican States, and (iii) the approval of the Foreign Instrument Review Board of Australia;

•
all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements, the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on any of Peak, New Gold or Metallica or materially impede the completion of the Arrangements, will have been obtained or received on terms that are reasonably satisfactory to the Parties;

•
there must have been no action taken under any applicable law or by any government or governmental or regulatory authority which (i) makes it illegal or otherwise, directly or indirectly, restrains, enjoins or prohibits the completion of the Arrangements, or (ii) results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangements which is, or could be, materially adverse to New Gold, Metallica or Peak;

•
there must have been no material change in the existing employment arrangements of any senior officer of Peak, New Gold or Metallica or any of their respective subsidiaries from the date of the Business Combination Agreement and Peak, New Gold or Metallica or any of their respective subsidiaries must not have hired any additional senior officers;

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•
the distribution of the securities pursuant to the Arrangements must be exempt from the prospectus and registration requirements of applicable Canadian securities laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian securities laws and will not be subject to resale restrictions under applicable Canadian securities laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102 Resale of Securities);

•
the issuance of New Gold Common Shares, options, warrants and other securities to the holders of the Peak and Metallica common shares, options, warrants and other securities, respectively, pursuant to the Arrangements must be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof, and in compliance with all applicable U.S. state securities laws; and

•	the Business Combination Agreement must not have been terminated.

Additional Conditions Precedent to the Obligation of Peak

The obligation of Peak to complete the BC Arrangement is subject to the satisfaction of, among others, the following conditions, any of which may be waived by Peak:

•
New Gold and Metallica must have performed and complied in all material respects with all of the covenants and obligations thereof required to be performed by New Gold and Metallica prior to the completion of the Arrangements;

•the representations and warranties made by New Gold and Metallica in the Business Combination Agreement that are qualified by the expression “Material Adverse Effect” must be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties must be true and correct as of such earlier date), and all other representations and warranties made by New Gold and Metallica in the Business Combination Agreement that are not so qualified must be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties must be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not, either individually or in the aggregate, in the reasonable judgment of Peak, have a Material Adverse Effect on New Gold or Metallica, and each of New Gold and Metallica must have provided to Peak a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date;

•	there must not have been any event or change that has had or would be reasonably likely to have a Material Adverse Effect on New Gold or Metallica;

•	holders of no more than 10% of the outstanding Peak Common Shares or Metallica Common Shares shall have dissented to the BC Arrangement or the CBCA Arrangement, as the case may be;

•	the New Gold Common Shares to be issued to holders of Peak Common Shares in

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connection with the BC Arrangement and in connection with the exercise of Peak Options and Peak Warrants must have been approved for listing on the TSX and the AMEX subject to official notice of issuance and other normal conditions and the existing Peak Warrants will remain listed on the TSXV;

•	on the Effective Date, the Board of Directors of New Gold will be comprised of Clifford Davis, Pierre Lassonde, Craig Nelsen, Paul Sweeney, Ian Telfer and Robert Gallagher; and

•
the Noteholder Extraordinary Resolution must be in full force and effect, unamended, on the Effective Date, and the amendments to the Note Indenture provided for in the Noteholder Extraordinary Resolution must be effective prior to, or concurrent with, the Effective Time.

The obligations of New Gold to complete the Arrangements are subject to the satisfaction of, among others, the following conditions, any of which may be waived by New Gold:

•
Peak and Metallica must have performed and complied in all material respects with all of the covenants and obligations thereof required to be performed by Peak and Metallica prior to the completion of the Arrangements;

•
the representations and warranties made by Peak and Metallica in the Business Combination Agreement that are qualified by the expression “Material Adverse Effect” must be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties will be true and correct as of such earlier date), and all other representations and warranties made by Peak and Metallica in the Business Combination Agreement that are not so qualified will be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties will be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, in the reasonable judgment of New Gold, have a Material Adverse Effect on Peak or Metallica, and each of Peak and Metallica must have provided to New Gold a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date;

•	there shall not have been any event or change that has had or would be reasonably likely to have a Material Adverse Effect on Peak or Metallica; and

•	holders of no more than 10% of the outstanding Peak Common Shares or Metallica Common Shares shall have dissented to the BC Arrangement or the CBCA Arrangement, as the case may be.

Additional Conditions Precedent to the Obligation of Metallica

The obligation of Metallica to complete the CBCA Arrangement is subject to the satisfaction of, among others, the following conditions, any of which may be waived by Metallica:

•	New Gold and Peak must have performed and complied in all material respects with all

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of the covenants and obligations thereof required to be performed by New Gold and Peak prior to the completion of the Arrangements;

•
the representations and warranties made by New Gold and Peak in the Business Combination Agreement that are qualified by the expression “Material Adverse Effect” must be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties must be true and correct as of such earlier date), and all other representations and warranties made by New Gold and Peak in the Business Combination Agreement that are not so qualified must be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties must be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not, either individually or in the aggregate, in the reasonable judgment of Metallica, have a Material Adverse Effect on New Gold or Peak, and each of New Gold and Peak must have provided to Metallica a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date;

•	there must not have been any event or change that has had or would be reasonably likely to have a Material Adverse Effect on New Gold or Peak;

•	holders of no more than 10% of the outstanding Peak Common Shares or Metallica Common Shares must have dissented to the BC Arrangement or the CBCA Arrangement, as the case may be; and

•
the New Gold Common Shares to be issued to holders of Metallica Common Shares in connection with the CBCA Arrangement and in connection with the exercise of Metallica Options and Metallica Warrants must have been approved for listing on the TSX and the AMEX, subject to official notice of issuance and other normal conditions and the existing Metallica Warrants will remain listed on the TSX;

•	on the Effective Date, the Board of Directors of New Gold will be comprised of Clifford Davis, Pierre Lassonde, Craig Nelsen, Paul Sweeney, Ian Telfer and Robert Gallagher; and

•
the Noteholder Extraordinary Resolution must be in full force and effect, unamended, on the Effective Date, and the amendments to the Note Indenture provided for in the Noteholder Extraordinary Resolution must be effective prior to, or concurrent with, the Effective Time.

Notice and Cure Provisions

Each of the Parties is required to give prompt notice to the others of any event or state of facts occurring up to the Effective Date that would be likely to or could:

•	cause any of the representations or warranties of that party in the Business Combination Agreement to be untrue or inaccurate in any respect,

•	result in the failure of that party to comply with or satisfy any covenant or agreement to

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be complied with or satisfied under the Business Combination Agreement by such party before the Effective Date, or

•	result in the failure of such party to satisfy any of the conditions precedent in the Business Combination Agreement in favour of the other Parties to the Business Combination Agreement.

Any of the Parties may:

•	elect not to complete the transactions contemplated by the Business Combination Agreement by virtue of the conditions of the Business Combination Agreement not being satisfied or waived, or

•
exercise any termination right arising therefrom; provided, however, that (i) promptly and in any event before the Effective Date, if such party has delivered a written notice to the other parties specifying in reasonable detail the basis for the exercise of the termination right, and (ii) if any such notice is delivered, and a party is proceeding diligently, at its own expense, to cure such matter, the party that has delivered such notice may not terminate the Business Combination Agreement until the earlier of the Completion Deadline and the expiration of a period of 15 days from the date of delivery of such notice.

If such notice has been delivered before the date of the Peak Meeting, the New Gold Meeting or the Metallica Meeting, the relevant meeting(s) will be adjourned or postponed until the expiry of such period.

Non-Solicitation Covenants

Each Party has agreed to immediately cease any solicitation, discussion or negotiation with any parties that may be ongoing with respect to an Acquisition Proposal whether or not initiated by such Party, and to request the return of information regarding such Party previously provided to such parties and the destruction of all materials including or incorporating any confidential information regarding such Party.  Each Party has agreed not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal or any standstill or similar agreement or obligation to which such third party is a party or by which such third party is bound.

Each Party has also agreed that it will not, except as provided below, directly or indirectly:

•
make, solicit, initiate, entertain, encourage, promote or facilitate (including by way of furnishing information, permitting any visits to its facilities or properties, or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding, or that may reasonably be expected to lead to, any Acquisition Proposal or potential Acquisition Proposal,

•
participate in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in any Acquisition Proposal or potential Acquisition Proposal,

•	remain neutral with respect to, or agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no

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position or a neutral position with respect to an Acquisition Proposal until 15 days following formal commencement of such Acquisition Proposal will not be considered a violation of this covenant),

•	make or propose publicly to make a Change in Recommendation,

•
enter into any agreement, arrangement or understanding related to any Acquisition Proposal or requiring it to abandon, terminate or fail to consummate either of the Arrangements or the Transaction, or providing for the payment of any break, termination or other fees or expenses to any person in the event that any other Party or any of its subsidiaries completes either of the Arrangements or the Transaction, as the case may be, with the other Party or any of its affiliates agreed to prior to any termination of the Business Combination Agreement, or

•
make any public announcement or take any other action inconsistent with the recommendation of its board of directors to approve the BC Arrangement, the CBCA Arrangement or the Transaction, as the case may be.

However, the Board of Directors of a Party (the “Solicited Party”) may consider, participate in any discussions or negotiations with and provide information to, any person who has delivered a written Acquisition Proposal which was not solicited or encouraged by the Solicited Party and did not otherwise result from a breach of the foregoing restrictions, that its Board of Directors determines in good faith, after consultation with its financial advisor and outside legal counsel may reasonably be expected to constitute a Superior Proposal. However, prior to taking any such action the Board of Directors of the Solicited Party must determine in good faith that it is necessary to take such action in order to discharge properly its fiduciary duties. If the Solicited Party provides confidential non-public information to such person, the Solicited Party must obtain a confidentiality and standstill agreement from the person making such Acquisition Proposal that is substantively the same as the Confidentiality Agreement and otherwise on terms no more favourable to such person than the Confidentiality Agreement.

If a Solicited Party receives a request for material non-public information from a person who proposes to make an Acquisition Proposal and the Board of Directors of the Solicited Party determines in good faith that such Acquisition Proposal, if made, could reasonably be expected to lead to a Superior Proposal and provided that the Solicited Party obtains a confidentiality and standstill agreement from the person making such Acquisition Proposal that is substantively the same as the Confidentiality Agreement between the Parties the Solicited Party is permitted to provide such person with access to information regarding the Solicited Party; provided that the Solicited Party must send a copy of any such confidentiality agreement to the other Parties promptly upon its execution and provide the other Parties with a list of the information provided to such person and access to similar information.

Notice of Acquisition Proposal

Each Party must promptly (and in any event within 24 hours) notify the other Parties, at first orally and then in writing, of the receipt of any Acquisition Proposal, or any amendment to any Acquisition Proposal, or any request for non-public information relating to such Party or any of its subsidiaries in connection with any potential Acquisition Proposal.  Such notice must include (a) the identity of the person making the Acquisition Proposal, (b) a description of the material terms and conditions of the Acquisition Proposal, and (c) such other details of the Acquisition Proposal, inquiry or contact as the other Parties may reasonably request.

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Superior Proposal and Right to Match

Nothing contained in the Business Combination Agreement prohibits the Board of Directors of a Party from making a Change in Recommendation or from making any disclosure to its shareholders if, in the good faith judgment of the Board of Directors, after consultation with outside counsel, such action is necessary for the Board of Directors to act in a manner consistent with its fiduciary duties or is otherwise required under applicable law. However, in the case of a proposal to make a Change in Recommendation that does not relate to a Superior Proposal and except as may otherwise be necessary for its Board of Directors to act in a manner consistent with its fiduciary duties, such Party must give the other Parties not less than 48 hours’ notice before its Board of Directors considers any such proposal and promptly advise the other Parties of its Board of Directors’ intention to consider such proposal.

If a Party has complied with the provisions of the Business Combination Agreement relating to Acquisition Proposals and Superior Proposals, such Party (the “Terminating Party”) may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal that is received prior to the date of approval of the applicable Arrangement or the Transaction, in the case of New Gold, by its shareholders and terminate this Agreement if:

•	the Terminating Party has provided each of the other Parties with a copy of the Superior Proposal document;

•	the Terminating Party has provided each of the other Parties with the information regarding such Superior Proposal required under the Business Combination Agreement;

•
the Board of Directors of the Terminating Party has determined in good faith after consultation with outside legal counsel and its financial advisors that it is necessary in order for the Board of Directors to discharge properly its fiduciary duties to withdraw or modify its approval or recommendation of this Agreement and to approve or recommend such Superior Proposal; and

•
in the event that the Terminating Party is either Metallica or Peak, four business days shall have elapsed from the later of the date the other Parties received written notice (a “Superior Proposal Notice”) advising them that the Terminating Party’s Board of Directors has resolved to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal and the date such Parties received a copy of such Superior Proposal document.

In the event that a Terminating Party provides the other Parties with a Superior Proposal Notice on a date that is less than seven business days prior to its meeting, the other Parties may require the Terminating Party to adjourn its meeting to a date that is not less than five business days and not more than 15 days after the date of the Superior Proposal Notice.  If the Terminating Party’s circular has been sent to its shareholders prior to the expiry of that four business day period and, during such period, any other Party requests in writing that the meeting of the Terminating Party shareholders proceed, unless otherwise ordered by a court, the Terminating Party is required to continue to take all reasonable steps necessary to hold its special meeting and to cause the Arrangement to be voted on at such meeting.

During the four business day period referred to above, New Gold has the right, but not the obligation, to offer in writing to amend the terms of the Business Combination Agreement. The terms of any proposed amendment to the Business Combination Agreement are to be provided by New Gold to the Terminating Party and the other Party (the “Other Party”) concurrently. The Board of Directors of the

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Terminating Party and the Other Party will review any written proposal by New Gold to amend the terms of the Business Combination Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether:

•	in the case of the Terminating Party, the amended proposal would, upon acceptance by the Terminating Party, result in such Superior Proposal ceasing to be a Superior Proposal; and

•	in the case of the Other Party, whether the terms of the Arrangement, as amended in accordance with such proposal, remain fair, from a financial point of view, to the shareholders of the Other Party.

If the Board of Directors of the Terminating Party so determines, it will enter into an amended agreement with New Gold and the Other Party reflecting the amended proposal.  If the Board of Directors of the Terminating Party does not so determine, the Terminating Party may accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal. If the Board of Directors of the Other Party determines that the terms of the Arrangements, if amended as proposed by New Gold, would no longer be fair, from a financial point of view, to its shareholders, it shall have the right to terminate this Agreement by notice to the Terminating Party and New Gold.

Termination

The Business Combination Agreement may be terminated at any time:

•	by mutual written agreement between Peak, New Gold and Metallica;

•
by Peak, New Gold or Metallica if: (i) the board of directors of any other Party has withdrawn or modified in a manner adverse to it its approval or recommendation of the Transaction; (ii) the board of directors of any Party has approved or recommended an Acquisition Proposal; or (iii) any other Party has entered into a definitive agreement with respect to a Superior Proposal;

•
by any Party in order to enter into a definitive written agreement with respect to a Superior Proposal in compliance with the Business Combination Agreement, provided such Party has paid the applicable Termination Payment;

•	by Peak, New Gold or Metallica if the required approval of shareholders is not obtained at their respective meetings of shareholders;

•
by any Party if any condition precedent to its obligations has not been satisfied by the Completion Deadline or where it is clear that the condition cannot be satisfied prior to the Completion Deadline; or

•	by Peak, New Gold or Metallica if there is a material breach by any other Party of its covenants under the Business Combination Agreement.

The Business Combination Agreement provides that, in the event that:

•	a Party enters into an agreement to effect an Acquisition Proposal that is a Superior Proposal; or

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•	a Party makes a Change of Recommendation in respect of the Arrangements,

then such Party (the “Terminating Party”) must pay to the other Parties (the “Non-Terminating Parties”) an aggregate amount in cash equal to: (a) $18,000,000 in the event Peak is the Terminating Party; (b) $8,000,000 in the event that New Gold is the Terminating Party ; and (c) $22,000,000 in the event that Metallica is the Terminating Party (any such payment, the “Termination Payment”), in immediately available funds.  Each Non-Terminating Party would be entitled to an amount equal to 50% of a Termination Payment.

In addition to the foregoing, if the Business Combination Agreement is terminated due to the failure by the shareholders of one or more of the Parties to approve the Arrangements (such Party the “Non-Approving Party”) at the relevant meeting, and prior to such meeting a bona fide Acquisition Proposal, or the intention to enter a bona fide Acquisition Proposal with respect to the Non-Approving Party, has been publicly announced and not withdrawn and within six months of the date of such termination:

•
the person who made such Acquisition Proposal or an affiliate of such Person: (i) directly or indirectly acquires the Non-Approving Party by take-over bid, arrangement, business combination or otherwise; (ii) directly or indirectly acquires the assets of the Non-Approving Party or one or more of its subsidiaries that: (1) constitute more than 50% of the consolidated assets of the Non-Approving Party; (2) generate more than 50% of the consolidated revenue of the Non-Approving Party; or (3) generate more than 50% of the consolidated operating income of the Non-Approving Party; or (iii) directly or indirectly acquires more than 50% of the voting or equity securities of the Non-Approving Party; or

•
the Non-Approving Party and/or one or more of its subsidiaries enters into a definitive agreement in respect of or the Non-Approving Party’s board of directors approves or recommends any of the transaction contemplated by (a) above with the person or such affiliate that made such Acquisition Proposal and that transaction is consummated at any time thereafter, then the Non-Approving Party must pay to the other Parties the Termination Payment set out above.

Amendment

The Business Combination Agreement may be amended by mutual written agreement of the Parties without, subject to applicable law, further notice to or authorization of any of the shareholders of Peak, New Gold or Metallica and any such amendment may, without limitation:

•	change the time for performance of any of the obligations or acts of the Parties;

•	waive any inaccuracies or modify any representation or warranty contained in the Business Combination Agreement or in any document delivered pursuant thereto;

•	waive compliance with or modify any of the covenants contained in the Business Combination Agreement and waive or modify the performance of any of the obligations of any of the Parties; and

•	waive compliance with or modify any condition contained in the Business Combination

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Agreement.

provided, however, that notwithstanding the foregoing:

•
following the Meeting, the Peak Exchange Ratio may not be amended without the approval of the Peak Shareholders given in the same manner as required for the approval of the BC Arrangement or as may be ordered by the BC Court;

•
following the Metallica Meeting, the Metallica Exchange Ratio may not be amended without the approval of the Metallica Shareholders given in the same manner as required for the approval of the CBCA Arrangement or as may be ordered by the CBCA Court; and

•	the Business Combination Agreement and the Plans of Arrangement may be amended in accordance with the BC Final Order or the CBCA Final Order.

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SCHEDULE “F”

PRO FORMA FINANCIAL STATEMENTS OF THE COMBINED COMPANY

(see attached)

Unaudited pro forma consolidated financial statements of

New Gold Inc.

New Gold Inc.
Pro forma consolidated balance sheet
as at March 31, 2008
(Unaudited)
(Expressed in thousands of U.S. dollars)
						New Gold
	Peak	Metallica	New	Note	Pro forma	consolidated
	Gold Ltd.	Resources Inc.	Gold Inc.	4	adjustments	pro forma
	$	$	$		$	$
			(Schedule 1)
Assets
Current assets
Cash and cash equivalents	197,636	17,104	153,861		-	368,601
Accounts receivable	20,618	4,879	2,959		-	28,456
Inventory	37,465	13,572	-		-	51,037
Prepaid expenses and other	1,856	1,740	444		-	4,040
Future income tax assets	-	7,995	-		-	7,995
	257,575	45,290	157,264		-	460,129
Investments and other assets	-	1,046	116,811		-	117,857
Mining interests	318,452	104,820	188,487	(a)(i)	512,229	1,248,016
				(b)(i)	124,028
Intangible royalty asset	14,664	-	-		-	14,664
Unallocated purchase price including goodwill	-	-	-	(a)(i)	228,240	301,335
				(b)(i)	73,095
	590,691	151,156	462,562		937,592	2,142,001
Liabilities
Current liabilities
Accounts payable and accrued liabilities	20,186	9,372	13,346	(a)(v)	3,471	79,864
				(b)(v)	1,529
				(a)(i)	18,147
				(b)(i)	13,813
Income taxes payable	6,567	-	-		-	6,567
Other current liabilities	4,013	632	-		-	4,645
Current portion of long-term debt	-	-	218,436	(b)(vii)	(218,436)	-
	30,766	10,004	231,782		(181,476)	91,076
Long-term liabilities
Reclamation and closure cost obligations	18,611	1,821	-		-	20,432
Future income tax liabilities	28,121	14,068	7,923	(a)(i)	170,049	252,408
				(b)(i)	32,247
Employee benefits and other	3,470	324	-		-	3,794
Long-term debt	-	-	34,709	(b)(vii)	18,800	260,865
				(b)(viii)	(16,304)
				(b)(i)	218,436
				(b)(i)	5,224
	80,968	26,217	274,414		246,976	628,575
Shareholders' equity
Common shares	420,244	136,772	202,430	(a)(iii)	580,369	1,256,305
				(a)(ii)	(136,772)
				(b)(iii)	255,692
				(b)(ii)	(202,430)
Contributed surplus	90,118	1,485	11,598	(a)(ii)	(1,485)	241,456
				(b)(ii)	(11,598)
				(a)(iv)	93,372
				(b)(iv)	57,966
Convertible debenture	-	-	17,904	(b)(ii)	(17,904)	16,304
				(b)(viii)	16,304
Stock options	-	3,524	-	(a)(ii)	(3,524)	-
Share purchase warrants	-	10,360	34,210	(a)(ii)	(10,360)	-
				(b)(ii)	(34,210)
Accumulated other comprehensive loss	(1,566)	(14)	-	(a)(ii)	14	(1,566)
Retained earnings (deficit)	927	(27,188)	(77,994)	(a)(ii)	27,188	927
				(b)(ii)	77,994
	509,723	124,939	188,148		690,616	1,513,426
	590,691	151,156	462,562		937,592	2,142,001

New Gold Inc.
Pro forma consolidated statement of operations
three months ended March 31, 2008
(Unaudited)
(Expressed in thousands of U.S. dollars except per share amounts)
						New Gold
	Peak	Metallica	New Gold	Note	Pro forma	consolidated
	Gold Ltd.	Resources Inc.	Inc.	4	adjustments	pro forma
	$	$	$		$	$
			(Schedule 2)
Revenues	56,221	18,447	-		-	74,668
Operating expense	(31,367)	(10,279)	-		-	(41,646)
Depreciation and depletion	(6,404)	(671)	-	(a)(vi)	(2,335)	(9,410)
Earnings from mine operations	18,450	7,497	-		(2,335)	23,612

Corporation administration	(4,027)	(2,138)	(3,121)		-	(9,286)
Exploration	(944)	(230)	-		-	(1,174)
Earnings (loss) from operations	13,479	5,129	(3,121)		(2,335)	13,152

Other income (expense)
Interest and other income	1,967	143	1,615		-	3,725
Interest and finance fees	(79)	-	(9,365)		-	(9,444)
Foreign exchange gain (loss)	(1,083)	(311)	10		-	(1,384)

(Loss) earnings before income taxes	14,284	4,961	(10,861)		(2,335)	6,049
Income tax recovery (expense)	(4,494)	(1,629)	1,679	4(c)	844	(3,600)
Net (loss) earnings	9,790	3,332	(9,182)		(1,491)	2,449

(Loss) earnings per share (Note 5)
Basic	0.01	0.04	(0.25)			0.01
Diluted	0.01	0.03	(0.25)			0.01

New Gold Inc.
Pro forma consolidated statement of operations
year ended December 31, 2007
(Unaudited)
(Expressed in thousands of U.S. dollars except per share amounts)
						New Gold
	Peak	Metallica	New Gold	Note	Pro forma	consolidated
	Gold Ltd.	Resources Inc.	Inc.	4	adjustments	pro forma
	$	$	$		$	$
			(Schedule 3)
Revenues	131,084	22,863	-		-	153,947
Operating expense	(80,723)	(23,015)	-		-	(103,738)
Depreciation and depletion	(18,973)	-	-	(a)(vi)	(4,001)	(22,974)
Earnings from mine operations	31,388	(152)	-		(4,001)	27,235

Corporation administration	(13,295)	(6,241)	(7,657)		-	(27,193)
Exploration	(3,983)	(775)	-		-	(4,758)
Earnings (loss) from operations	14,110	(7,168)	(7,657)		(4,001)	(4,716)

Other income (expense)
Interest and other income	4,113	1,202	7,072		-	12,387
Interest and finance fees	(459)	-	(23,784)		-	(24,243)
Loss on impairment of investments	-	-	(53,879)		-	(53,879)
Foreign exchange gain (loss)	(2,864)	2,729	62		-	(73)

(Loss) earnings before income taxes	14,900	(3,237)	(78,186)		(4,001)	(70,524)
Income tax recovery (expense)	(287)	(5,384)	12,129	(4) (c)	1,148	7,606
Net (loss) earnings	14,613	(8,621)	(66,057)		(2,853)	(62,918)

(Loss) earnings per share (Note 5)
Basic	0.03	(0.09)	(2.15)			(0.35)
Diluted	0.02	(0.09)	(2.15)			(0.35)

New Gold Inc.
Notes to the pro forma consolidated financial statements March 31, 2008
(Unaudited)
(Expressed in thousands of U.S. dollars, unless otherwise noted)

1.	Basis of presentation

The unaudited pro forma consolidated financial statements have been prepared in connection with the combination of Metallica Resources Inc. (“Metallica”), New Gold Inc. (“New Gold”) and Peak Gold Ltd. (“Peak Gold”). Peak Gold is the accounting acquirer. The unaudited pro forma consolidated financial statements have been prepared for illustrative purposes only and give effect to the transactions and assumptions described in Note 3 and Note 4 to these pro forma consolidated financial statements. The unaudited pro forma consolidated balance sheet as at March 31, 2008 gives effect to the transactions as if they had occurred as of March 31, 2008.

The unaudited pro forma consolidated statements of operations for the three months ended March 31, 2008 and for the year ended December 31, 2007 give effect to the transactions as if they were completed at the beginning of the earliest period presented.

The pro forma consolidated financial statements are not necessarily indicative of the operating results or financial condition that would have been achieved if the transactions had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the consolidated entities for any future period or as of any future date. The pro forma consolidated financial statements do not reflect any special items such as integration costs or operating synergies that may be incurred as a result of the acquisitions.

The pro forma adjustments and allocations of the purchase price are based in part on estimates of the fair value of assets acquired and liabilities to be assumed. The final purchase price allocations will be completed after valuations are finalized as of the date of the completion of the acquisitions.

In preparing the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of operations, the following historical information, that was prepared in accordance with Canadian GAAP, was used:

(a)
the audited consolidated financial statements of Peak Gold for the thirteen month period ended December 31, 2007 and the unaudited interim consolidated financial statements of Peak Gold for the three months ended March 31, 2008;

(b)
the audited consolidated financial statements of Metallica for the year ended December 31, 2007 and the unaudited interim consolidated financial statements of Metallica for the three months ended March 31, 2008; and

(c)	the audited financial statements of New Gold for the year ended December 31, 2007 and the unaudited interim financial statements of New Gold for the three months ended March 31, 2008.

The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of operations should be read in conjunction with the December 31, 2007 audited financial statements including the notes thereto, as listed above.

The accounting policies used in preparing the pro forma consolidated financial statements are set out in Peak Gold’s consolidated financial statements for the thirteen month period ended December 31, 2007. While management believes that accounting policies of Metallica and New Gold are consistent in all material respects, accounting policy differences may be identified upon consummation of the proposed acquisitions.

New Gold Inc.
Notes to the pro forma consolidated financial statements March 31, 2008
(Unaudited)
(Expressed in thousands of U.S. dollars, unless otherwise noted)

2.	Conversion of historical financial statements to U.S. dollars

The unaudited pro forma consolidated financial statements are presented in U.S. dollars and, accordingly, New Gold’s unaudited balance sheet and statement of operations as at and for the three months ended March 31, 2008 and the statement of operations for the year ended December 31, 2007 were converted from Canadian dollars to U.S. dollars using the period end exchange rate as at March 31, 2008 and the average exchange rate for the three month period then ended and the year ended December 31, 2007.

The exchange rates used for conversion to U.S. dollars from Canadian dollars are as follows:

$
As at March 31, 2008	0.9729
Average for the three months ended March 31, 2008	0.9958
Average for the year ended December 31, 2007	1.0750

3.	Acquisition of Metallica and New Gold

On March 31, 2008, Metallica, New Gold and Peak Gold announced that the three companies had entered into a combination agreement whereby New Gold will issue shares to the current shareholders of Peak Gold and Metallica with the effect that Peak Gold and Metallica become 100% subsidiaries of New Gold. Management of the continuing entity has reviewed the terms of the transaction and in accordance with the provisions of the Canadian Institute of Chartered Accountants Handbook Section 1581, Business Combinations, and determined that Peak Gold is the accounting acquirer. Consequently it was determined that the operations previously conducted by Metallica and New Gold are to be acquired by Peak Gold under the terms of the agreement.

(a)	Metallica

Shareholders of Metallica will receive 0.9 of a New Gold common share and nominal cash consideration for each one common share of Metallica. As at March 31, 2008, there were 93,187,076 common shares of Metallica outstanding.

The 83,868,368 common shares issued to Metallica shareholders have been valued at $6.92 per share. The value per share was determined with reference to the share price of New Gold common shares for the two days prior to, the day of, and the two days subsequent to the date of the announcement.

Holders of options, warrants or other convertible instruments of Metallica (“Metallica equity instruments”) will exchange such equity instruments for similar securities of New Gold at an exchange ratio of 0.9 and at a price equivalent to the original price divided by 0.9. On March 31, 2008, there were Metallica equity instruments outstanding providing the holders the right to acquire 23,266,082 common shares of Metallica with a fair value of $93,372. Peak Gold has assumed that all options vest immediately upon completion of the transaction. The business combination is being accounted for as a purchase transaction.

New Gold Inc.
Notes to the pro forma consolidated financial statements March 31, 2008
(Unaudited)
(Expressed in thousands of U.S. dollars, unless otherwise noted)

3.	Acquisition of Metallica and New Gold (continued)

(a)	Metallica (continued)

The Company expects the accounting for the acquisition to result in the consideration given to be significantly in excess of the carrying value of the net assets of Metallica.

There is currently diversity in the mining industry associated with certain aspects of the accounting for business combinations and related goodwill. This diversity includes how companies define Value Beyond Proven and Probable reserves (“VBPP”), what an appropriate reporting unit is and how goodwill is allocated among reporting units. The methods of allocating goodwill have included allocations primarily to a single exploration reporting unit and allocations among individual mine reporting units depending on the relevant circumstances. Peak Gold has not completed its determination of the combined company’s reporting units nor its method of allocating goodwill, if any, to those reporting units. The ultimate accounting for VBPP and goodwill may not be comparable to other companies within the mining industry.

The allocation of the purchase price has been based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and the liabilities to be assumed. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed below in the assumed pro forma purchase price allocation because of changes in fair values of the assets and liabilities to the date of the transaction, and as further analysis (including of identifiable intangible assets, for which no amounts have been estimated and included in the preliminary amounts shown below) is completed. Consequently, the actual allocation of the purchase price will likely result in different adjustments than those in the unaudited pro forma consolidated statements of operations. Following completion of the transaction, the earnings of the combined company will reflect the impact of purchase accounting adjustments, including the effect of changes in the cost bases of both tangible and identifiable intangible assets and liabilities on production costs and depreciation, depletion and amortization expense.

The Company will complete a full and detailed valuation of the Metallica assets using an independent party. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from those shown below and the differences may be material.

Metallica has estimated that transaction costs of $18,147 will be incurred.

New Gold Inc.
Notes to the pro forma consolidated financial statements March 31, 2008
(Unaudited)

(Expressed in thousands of U.S. dollars, unless otherwise noted)

3.	Acquisition of Metallica and New Gold (continued)

(a)	Metallica (continued)

The preliminary purchase price allocation is subject to change and is summarized as follows:

		$
Purchase of Metallica shares (83,868,368 common shares)		580,369
Fair value of options and warrants acquired		93,372
Estimated transaction costs		3,471
Purchase consideration		677,212

The purchase price was allocated as follows:
	$	$
Net working capital acquired (including cash of
$17,104		17,771
Mineral property, plant and equipment
Producing	362,226
Non-producing	254,823	617,049
Other long-term assets		1,046
Long-term liabilities		(2,777)
Future income tax liability		(184,117)
Net identifiable assets		448,972
Unallocated purchase price including goodwill		228,240
		677,212

(b)	New Gold

Shareholders of Peak Gold will receive 0.1 of a New Gold common share and nominal cash consideration for each one common share of Peak Gold. As at March 31, 2008, there were 874,014,688 common shares of Peak Gold outstanding.

Holders of options, warrants or other convertible instruments of Peak Gold (“Peak Gold equity instruments”) will exchange such equity instruments for similar securities of New Gold at an exchange ratio of 0.1 and at a price equivalent to the original price divided by 0.1. On March 31, 2008, there were Peak Gold equity instruments outstanding providing the holders the right to acquire 32,200,261 common shares of Peak Gold.

In accordance with the determination that Peak Gold is the accounting acquirer in this transaction the deemed consideration will be the current market value of the New Gold common shares currently outstanding and the fair value of options, warrants and convertible or exchangeable securities of New Gold currently outstanding. As at March 31, 2008 there were currently outstanding 36,949,717 common shares of New Gold and options, warrants, convertible or exchangeable securities and other rights to acquire and aggregate of 26,161,000 common shares of New Gold. The value ascribed to the transaction will be the share price of New Gold on the closing of the transaction.

New Gold Inc.
Notes to the pro forma consolidated financial statements March 31, 2008
(Unaudited)
(Expressed in thousands of U.S. dollars, unless otherwise noted)

3.	Acquisition of Metallica and New Gold (continued)

(b)	New Gold (continued)

The transaction will be accounted for as a purchase of assets and assumption of liabilities of New Gold by Peak Gold. The Company will complete a full and detailed valuation of the fair value of the net assets of New Gold using an independent third party. The allocation of the purchase price is based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and the liabilities to be assumed. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed below in the assumed pro forma purchase price allocation because of changes in fair values of the assets and liabilities to the date of the transaction, and as further analysis (including of identifiable intangible assets, for which no amounts have been estimated and included in the preliminary amounts shown above) is completed. Consequently, the actual allocation of the purchase price may result in different adjustments than those in the unaudited pro forma consolidated statement of operations. Following completion of the transaction, the earnings of the combined company will reflect the impact of purchase accounting adjustments, including the effect of changes in the cost bases of both tangible and identifiable intangible assets and liabilities on production costs and depreciation, depletion and amortization expense.

New Gold has estimated that transaction costs of $13,813 will be incurred.

In connection with the combination between Metallica Resources, New Gold and Peak Gold, New Gold’s debt holders agreed to waive the permit requirements which potentially would have accelerated certain repayment provisions. Subsequent to this amendment, the New Gold notes are now considered non-current. The amendment also provides for the issue of 4,150,000 warrants to purchase common shares of New Gold. The fair value of these options have been included in the purchase consideration of New Gold.

New Gold Inc
Notes to the pro forma consolidated financial statements March 31, 2008
(Unaudited)
(Expressed in thousands of U.S. dollars, unless otherwise noted)

3.	Acquisition of Metallica and New Gold (continued)

(b)	New Gold (continued)

The preliminary purchase price allocation is subject to change and is summarized as follows:

$
Purchase of New Gold shares (36,949,717 common shares)	255,692
Fair value of options and warrants acquired	57,966
Estimated transaction costs	1,529
Purchase consideration	315,187

The purchase price was allocated as follows:
$
Net working capital acquired (including cash of $153,861)	130,105
Other assets	120,217
Property plant and equipment, net	39,863
Mineral properties and other assets	269,247
Long-term liabilities	(277,169)
Future income tax liability	(40,171)
Net identifiable assets	242,092
Unallocated purchase price	73,095
315,187

4.	Effect of transactions on the pro forma consolidated financial statements

The pro forma consolidated financial statements incorporate the following pro forma assumptions:

(a)	Metallica assumptions

(i)
The assumption that Peak Gold acquired 100% of the outstanding common shares of Metallica as a result of the transaction. As per Note 3, this gives rise to an increase to fair value of assets and related future income tax liabilities as follows:

$
Mineral property, plant and equipment	512,229
Unallocated purchase price	228,240
Accounts payable and accrued liabilities	(18,147)
Future income tax liabilities	(170,049)
552,273
Book value of assets	124,939
Total purchase consideration	677,212

New Gold Inc.
Notes to the pro forma consolidated financial statements March 31, 2008
(Unaudited)
(Expressed in thousands of U.S. dollars, unless otherwise noted)

4.	Effect of transactions on the pro forma consolidated financial statements (continued)

(a)	Metallica assumptions (continued)

(ii)	These pro forma adjustments eliminate the historical equity accounts of Metallica;

(iii)	This pro forma adjustment reflects the issuance of 83,868,368 million shares for $580,369 in connection with the acquisition of 100% of the outstanding common shares of Metallica;

(iv)
The assumption that, as at March 31, 2008, 2,493,317 stock options and 20,772,765 share purchase warrants were outstanding with fair values of $11,053 and $82,319, respectively. Peak Gold has assumed that all options will vest immediately upon completion of the transaction;

(v)	This assumption provides for the recording of Peak Gold’s expenses of the transaction totaling $3,471;

(v)
This pro forma adjustment represents the estimated increase to depreciation, depletion and amortization expense of $2,335 for the period ended March 31, 2008 and $4,001 for the year ended December 31, 2007 associated with the preliminary fair value adjustment of approximately $512,229 allocated to mineral property, plant and equipment. Peak Gold has not completed an assessment of the fair values of assets and liabilities and the related business integration plans and synergies. The ultimate purchase price allocation will include possible adjustments to the fair values of depreciable tangible assets, proven and probable reserves, reserves related to current development projects, VBPP and intangible assets after a full review has been completed. The concept of VBPP is described in Emerging Issue Committee, Abstract -152, Mining Assets-Impairment and Business Combinations, (“EIC 152”) and has been interpreted differently by mining companies. The preliminary adjustment to plant, equipment and development costs, as discussed below, includes VBPP attributable to mineralized material that Peak Gold believes could be brought into production should market conditions warrant. Mineralized material is a mineralized body that has been delineated by appropriately spaced drilling and/or underground sampling to support reported tonnage and average grade of metals. Such a deposit may not qualify as proven and probable reserves until legal and economic feasibility are concluded based upon a comprehensive evaluation of unit costs, grade, recoveries and other material factors. The preliminary adjustments to mineral property, plant, equipment and development costs do not include adjustments attributable to inferred mineral resources or exploration potential referred to in the EIC 152. Peak Gold intends to allocate a portion of the purchase price to all VBPP, including inferred mineral resources and exploration potential, in accordance with EIC 152 after performing a more thorough analysis to determine the fair value of these assets.

New Gold Inc.
Notes to the pro forma consolidated financial statements March 31, 2008
(Unaudited)
(Expressed in thousands of U.S. dollars, unless otherwise noted)

4.	Effect of transactions on the pro forma consolidated financial statements (continued)

(a)	Metallica assumptions (continued)

(v)	(continued)

The preliminary allocation of $512,229 to mineral property, plant, equipment and development costs is primarily based on a fair value assessment of estimated cash flows. Peak Gold has not completed an assessment of the fair values of assets and liabilities and the related business integration plans and synergies. The ultimate purchase price allocation will include possible adjustments to fair values of depreciable tangible assets, proven and probable reserves, reserves related to current development projects, mill and leach stockpiles, product inventories, VBPP and intangible assets after a full review has been completed.

For the purpose of preparing the unaudited pro forma consolidated statements of operations, Peak Gold used the unit production method to estimate depreciation and depletion over the lifetime. Additionally, for each $100,000 that the final fair value of property, plant, equipment and development costs differs from the pro forma fair value, related depreciation, depletion and amortization expense would increase or decrease by approximately $2,000 annually, assuming the unit of production method is used.

(b)	New Gold assumptions

(i)	Further to information provided in Note 3 the acquisition of New Gold gives rise to an increase to fair value of assets and related future income tax liabilities as follows:

$
Mineral properties	124,028
Unallocated purchase price	73,095
Accounts payable and accrued liabilities	(13,813)
Long-term debt - debentures	(18,800)
Long-term debt - notes	(5,224)
Future income tax liabilities	(32,247)
127,039
Book value of assets	188,148
Total purchase consideration	315,187

(ii)	These pro forma adjustments eliminate the historical equity accounts of New Gold;

(iii)	This pro forma adjustment reflects the issuance of 36,949,717 shares for $255,692 in connection with the transaction;

(iv)
The assumption that, as at March 31, 2008, 2,461,000 stock options and 23,700,000 share purchase warrants were outstanding with fair values of $6,485 and $51,481, respectively. Peak Gold has assumed that all options will vest immediately upon completion of the transaction;

New Gold Inc.
Notes to the pro forma consolidated financial statements March 31, 2008
(Unaudited)
(Expressed in thousands of U.S. dollars, unless otherwise noted)

4.	Effect of transactions on the pro forma consolidated financial statements (continued)

(b)	New Gold assumptions (continued)

(v)	This assumption provides for the recording of Peak Gold’s expenses of the transaction totaling $1,529;

(v)	A cash component of the New Gold acquisition of approximately less than one thousand of a cent ($0.001) has not been reflected in these pro forma financial statements; and

(vii)	This pro forma adjustment reflects classification of New Gold’s notes from current to non-current due to the approval of the noteholders to amend the terms of the notes.

(viii)	This pro forma assumption is to allocate the portion of the fair value attributable to the equity component of the debenture.

(c)	Other assumptions

The pro forma balance sheet reflects adjustments for future income taxes based on temporary differences between assigned values of assets and liabilities acquired and of estimated tax basis (Metallica - $170,049 and New Gold - $32,247). Adjustments to the pro forma statements of operations have an associated tax effect when it is appropriate. All tax effects have been calculated with reference to the statutory rate in effect during the period for which a statement of operations is provided.

5.	New Gold shares outstanding and loss per share

The average number of shares used in the computation of pro forma basic and diluted earnings (loss) per share has been determined as follows:

	March 31,	December 31,
(in thousands)	2008	2007
Basic
Weighted average number of shares of
New Gold outstanding for the period	36,950	30,721
Issued to acquire Metallica	83,868	83,868
Issued to acquire Peak Gold	87,401	87,401
Pro forma basic weighted average shares	208,219	201,990

Diluted

Pro forma basic weighted average shares	208,219	201,990
Effect of Metallica options and warrants	12,465	12,467
Effect of New Gold options and warrants	806	373
Effect of Peak Gold options and warrants	410	410
Pro forma diluted weighted average shares	221,900	215,240

New Gold Inc.	Schedule 1
Balance sheet of New Gold Inc.
Conversion to U.S. dollars
as at March 31, 2008
(Expressed in thousands of dollars)
(Unaudited)

		Foreign
	New	exchange	New
	Gold Inc.	rate	Gold Inc.
	Cdn$		US$
Assets
Current assets
Cash and cash equivalents	158,147	0.9729	153,861
Accrued interest receivables on cash
equivalents	346	0.9729	337
Accounts receivable	2,695	0.9729	2,622
Prepaid expenses	457	0.9729	444
	161,645		157,264
Investments	120,065	0.9729	116,811
Reclamation deposits	3,500	0.9729	3,405
Mineral properties	149,264	0.9729	145,219
Property, plant and equipment	40,973	0.9729	39,863
	475,447		462,562

Liabilities
Current liabilities
Accounts payable and accrued liabilities	13,716	0.9729	13,346
Current portion of long-term debt	224,521	0.9729	218,436
	238,237		231,782
Long-term debt - debentures	35,676	0.9729	34,709
Future income taxes	8,144	0.9729	7,923
	282,057		274,414

Shareholders' equity
Share capital	208,069	0.9729	202,430
Convertible debenture	18,403	0.9729	17,904
Share purchase warrants	35,163	0.9729	34,210
Contributed surplus	11,921	0.9729	11,598
Deficit	(80,166)	0.9729	(77,994)
	193,390		188,148
	475,447		462,562

New Gold Inc.	Schedule 2
Statement of operations of New Gold Inc.
three months ended March 31, 2008
(Expressed in thousands of dollars)
(Unaudited)

		Foreign
	New	exchange	New
	Gold Inc	rate	Gold Inc
	Cdn$		US$
Income
Interest income	1,622	0.9958	1,615

Expenses
Amortization	8	0.9958	8
Foreign exchange (gain) loss	(10)	0.9958	(10)
Administrative, office and miscellaneous	236	0.9958	235
Professional and regulatory fees	683	0.9958	680
Travel, conferences, and promotion	104	0.9958	103
Wages, benefits and stock-based
compensation	2,104	0.9958	2,095
Interest and accretion	9,404	0.9958	9,365
	12,529		12,476

Loss before income taxes	(10,907)		(10,861)
Income tax recovery	1,686	0.9958	1,679
Net loss	(9,221)		(9,182)

New Gold Inc.	Schedule 3
Statement of operations of New Gold Inc.
year ended December 31, 2007
(Expressed in thousands of dollars)
(Unaudited)

		Foreign
	New	exchange	New
	Gold Inc	rate	Gold Inc
	Cdn$		US$
Income
Interest income	6,579	1.0750	7,072

Expenses
Amortization	32	1.0750	34
Foreign exchange (gain) loss	(58)	1.0750	(62)
Administrative, office and miscellaneous	791	1.0750	850
Professional and regulatory fees	2,946	1.0750	3,167
Travel, conferences, and promotion	638	1.0750	686
Wages, benefits and stock-based
compensation	2,716	1.0750	2,920
Impairment of investments	50,120	1.0750	53,879
Interest and accretion	22,125	1.0750	23,784
	79,310		85,258

Loss before income taxes	(72,731)		(78,186)
Income tax recovery	11,283	1.0750	12,129
Net loss	(61,448)		(66,057)